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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                Compositech Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   204938-10-4
                                 --------------
                                 (CUSIP Number)

                                   Perry Kliot
                               LaPointe Rosenstein
                       1250 Rene Levesque Blvd. Suite 1400
                         Montreal, Quebec Canada H3B 5E9
                                 (514) 925-6300
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 16, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D
|-----------------------|
|CUSIP No. 204938-10-4  |
|-----------------------|

|----------------------------------------------------------------------------|
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |  Societe Innovatech du Grand Montreal                            |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]|
|         |                                                           (b) [X]|
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCE OF FUNDS*                                                |
|         |                                                                  |
|         |  WC                                                              |
|---------|------------------------------------------------------------------|
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |  Quebec, Canada                                                  |
|----------------|-----|-----------------------------------------------------|
|                |  7  |   SOLE VOTING POWER                                 |
|                |     |   710,795                                           |
|   NUMBER OF    |-----|-----------------------------------------------------|
|     SHARES     |  8  |   SHARED VOTING POWER                               |
|  BENEFICIALLY  |     |   --                                                |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |   710,795                                           |
|      WITH      |-----|-----------------------------------------------------|
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |   --                                                |
|----------------------------------------------------------------------------|
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |  710,795                                                         |
|---------|------------------------------------------------------------------|
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |  9.6%                                                            |
|---------|------------------------------------------------------------------|
|   14    |  TYPE OF REPORTING PERSON *                                      |
|         |                                                                  |
|         |  OO                                                              |
|----------------------------------------------------------------------------|
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security and Issuer

        This statement on Schedule 13D relates to the Common Stock, $0.01 par value per share (the "Common Stock") of Compositech Ltd., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 120 Ricefield Lane, Hauppauge, NY 11788-2008.

Item 2.    Identity and Background

        (i) This statement is being filed by Societe Innovatech du Grand Montreal ("Innovatech"), a legal person created by the laws of Quebec.

        (ii) The address of the principal office and principal place of business of Innovatech is 2020 University Avenue, Suite 1527, Montreal, Quebec, H3A 2A5, Canada.

        (iii) Innovatech is a parapublic initiative of the Quebec government who is acting as a venture capital fund.

        (iv) Set forth in Exhibit I is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Innovatech as of the date hereof.

        (v) During the past five years, none of Innovatech, and to the best knowledge of Innovatech, any person named in Exhibit I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (vi) During the past five years, none of Innovatech, and to the best knowledge of Innovatech, any person named in Exhibit I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or state securities laws or finding any violation with respect to such laws.

        (vii) All of the directors and executive officers of Innovatech named in
Exhibit I are citizens of Canada.

Item 3.  Source and Amount of Funds or Other Consideration

        On October 16, 1997, the Issuer, Innovatech, Industries Devma Inc. ("Devma"), Fonds de Solidarite des Travailleurs du Quebec (F.T.Q.) ("FSTQ") and Fonds Regional de Solidarite Ile de Montreal, limited partnership, ("Fonds Regional") (Innovatech, Devma, FSTQ et Fonds Regional are hereinafter collectively referred to as the "Investors") entered into a Subscription Agreement (the "Subscription Agreement"), pursuant to which each Investor agreed to make an equity investment of the following amount in the Issuer in return for the following number of shares of Common Stock.

         Investor             Amount                          Number of Shares
         --------             ------                          ----------------
         Devma                $3,749,992.96562 Cdn            533,095
         Innovatech           $3,749,992.96562 Cdn            533,095
         FSTQ                 $7.03438 Cdn                    1
         Fonds Regional       $7.03438 Cdn                    1

        The purchase price for this investment was paid out of the available cash of each Investor.

Item 4.  Purpose of Transaction

        As described more fully in Item 3 above, this statement relates to the acquisition of 533,095 shares of Common Stock by Innovatech.

        On October 16, 1997, the Issuer and the Investors entered into a Stock Exchange Agreement (the "Stock Exchange Agreement") pursuant to which each Investor may, at any time and from time to time, exchange all or part of the Class A or Class B common shares it holds in the capital stock of CTEK Laminates Inc. ("CTEK") (a Canadian corporation) for shares of Common Stock of the Issuer. In addition, pursuant to the Stock Exchange Agreement, the Issuer may, only if certain conditions are met, require all of the Investors (and not less than all of them) to exchange all (and not less than all) of their Class A and Class B common shares of CTEK for shares of Common Stock of the Issuer. Presently, each Investor holds the following number and class of common shares in the capital stock of CTEK:

         Investor                           Number of Class A common shares
         --------                           -------------------------------
         Devma                                             177,700
         Innovatech                                        177,700
         FSTQ                                              639,714
         Fonds Regional                                     71,078


        In addition, pursuant to a Registration Rights Agreement between the Issuer and the Investors dated October 16, 1997, each Investor has been granted certain registration rights relating to the Common Stock held by it (including any Common Stock received pursuant to its exchange rights provided in the Stock Exchange Agreement). Such registration rights shall become effective on July 2, 1998 or such earlier date that any of the management lock-up agreements entered into by certain shareholders of the Issuer expire. The shares of Common Stock acquired by Innovatech have been acquired for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer's business.

        Innovatech intends from time to time to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments, and other investment opportunities. Based upon such review, Innovatech will take such actions in the future as Innovatech may deem appropriate in light of the circumstances existing from time to time. If Innovatech believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, Innovatech may acquire shares of Common Stock or other securities of the Issuer either pursuant to the Stock Exchange Agreement or pursuant to the Investors' Agreement (which is more fully described hereinafter in Item 6), in the open market or in privately-negotiated transactions. Similarly, depending on market and other factors, Innovatech may determine to dispose of some or all of the Common Stock currently owned by Innovatech or otherwise acquired by Innovatech either pursuant to the Stock Exchange Agreement or pursuant to the Investors' Agreement, in the open market or in privately negotiated transactions.

     Except as stated above, Innovatech and, to the best knowledge of Innovatech, all persons listed on Schedule I have no present plans which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

     (a)  Amount Beneficially Owned:
               Innovatech presently owns 533,095 shares of Common Stock and would acquire 177,700 additional shares of Common Stock upon exchange of all its common shares of CTEK if such exchange occurred as of the date hereof.

          Percent of Class:
               Based on 7,236,631 shares outstanding, being the number of shares of Common Stock represented by the Issuer to the Investors to be outstanding as of October 16, 1997 before the purchase of shares by the Investors (6,170,439) plus the Investors' shares of Common Stock issued on October 16, 1997 (1,066,192):

               Innovatech beneficially owns 9.6% of the outstanding Common Stock

     (b)  Number of shares as to which Innovatech has:

          (i)  sole power to vote or direct the vote: 710,795 shares
          (ii) shared power to vote or direct the vote: 0 shares
         (iii) sole power to dispose or to direct the disposition of: 710,795 shares
          (iv) shared power to dispose or to direct the disposition of: 0 shares

     (c) Except as set forth in Item 3 herein, none of Innovatech, and to the best knowledge of Innovatech, any person named in Schedule I has effected any transaction in the Common Stock during the past 60 days.

         (d) Pursuant to an agreement between the Investors entered into on October 17, 1997 (the "Investors' Agreement") more fully described hereinafter in Item 6, notwithstanding the actual number of shares of Common Stock of the Issuer and the actual number of common shares of CTEK owned by each Investor, all dividends received by the Investors on their shares of Common Stock of the Issuer and the common shares of CTEK shall be redistributed in the following manner between the Investors: Devma shall receive 33.33% of such sums, Innovatech shall receive 33.33% of such sums, FSTQ shall receive 30% of such sums and Fonds Regional shall receive 3.33% of such sums.

     (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to an agreement dated October 16, 1997 between the Issuer, the Investors and Fred E. Klimpl and Jonas Medney, the Issuer agreed to use its best efforts to nominate for election by its stockholders, cause the election of and thereafter continue in office, one person designated by the Investors. Furthermore, each of Fred E. Klimpl, a director of the Issuer and holder of 599,990 shares of the issued and outstanding shares of Common Stock and Jonas Medney, a director of the Issuer and holder of 1,199,977 shares of the issued and outstanding shares of Common Stock, has agreed, subject to certain limitations and solely in his capacity as a shareholder of the Issuer, to vote his shares of the capital stock of the Issuer in a manner so as to give effect to the foregoing covenant of the Issuer. No agreement among the Investors has been reached as to how to designate such director.

     The Investors' Agreement states that, notwithstanding the actual number of shares of Common Stock and common shares held by each Investor in the capital of the Issuer and CTEK, respectively, when one Investor wishes to exchange the common shares of CTEK for shares of Common Stock of the Issuer pursuant to the Exchange Agreement discussed in Item 4, but one or more of the other Investors does not wish to proceed with such exchange, a reallocation of the shares of all Investors will be effected to reflect the following holdings:

         Investor        Shares of Common Stock of Issuer    Class A CTEK Shares
         --------        --------------------------------    -------------------
         Devma                    355,398                           355,397
         Innovatech               355,398                           355,597
         FSTQ                     319,858                           319,858
         Fonds Regional            35,539                            35,539

     The Investors have also agreed to redistribute their shareholding in the Issuer and CTEK in the event of a forced liquidation or sale by an Investor of shares of the Issuer or CTEK.

     For purposes of dividends, notwithstanding the actual number of shares of Common Stock of the Issuer and the actual number of common shares of CTEK owned by each Investor, all dividends received by the Investors on their shares of Common Stock of the Issuer and the common shares of CTEK shall be redistributed in the following manner between the Investors: Devma shall receive 33.33% of such sums, Innovatech shall receive 33.33% of such sums, FSTQ shall receive 30% of such sums and Fonds Regional shall receive 3.33% of such sums.

     However, the Investors' Agreement only governs shares of Common Stock of the Issuer issued to the Investors on October 16, 1997 and common shares of CTEK issued to the Investors on October 16, 1997 and does not govern any additional shares acquired thereafter by any of the Investors.

Item 7.   Material to be Filed as Exhibits.

          Exhibit I   List of Directors and Officers of Innovatech
          Exhibit II Subscription Agreement dated October 16, 1997 by and between the Issuer and the Investors
          Exhibit III Subscription Agreement dated October 16, 1997 by and between CTEK and the Investors
          Exhibit IV Stock Exchange Agreement dated October 16, 1997 by and between the Issuer and the Investors
          Exhibit V Agreement dated October 16, 1997 by and between the Issuer, the Investors, Jonas Medney and Fred E. Klimpl
          Exhibit VI  Agreement dated October 17, 1997 by and among the
                      Investors

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






Dated: December 2, 1997                    SOCIETE INNOVATECH DU
                                           GRAND MONTREAL

                                           By:    /s/ Hubert Manseau
                                               --------------------------------
                                           Title:  Chairman & Executive Officer

                                                                       Exhibit I

                      SOCIETE INNOVATECH DU GRAND MONTREAL

                                LIST OF DIRECTORS

Monique Lefebvre              Presidente
                              Quebecor Multimedia
                              612, rue Saint-Jacques, 7(ieme) etage
                              Montreal (Quebec) H3C 4M8

Jacques Allard                Vice-president du conseil d'administrtion
                              IGM
                              3215, rue Lacombe
                              Montreal (Quebec) H3T 1L6

Bernard Allaire               Lawyer, Allaire & Associes
                              30, boul. Rene-Levesque Ouest
                              Bureau 2890
                              Montreal (Quebec) H3B 1S6

Marcel Choquette              President-directeur general
                              Fonds d'investissement de la culture
                              et des communications
                              1155, rue University
                              Bureau 1308
                              Montreal (Quebec) H3B 3A7

Michele Guay                  Presedents-directrice generale
                              Centre de promotion du logiciel quebecios
                              407, boul. Saint-Laurent
                              Bureau 600
                              Montreal (Quebec) H2Y 2Y5

Denise Martin                 Vice-presidents et directrice generale
                              McMahan Distributuer pharmacetique Inc.
                              10 301, rue Colbert
                              Anjou (Quebec) H1J 2G5

Murielle Angers-Turpin        Director, Innovatech
                              Self-employed
                              162, 10(ieme) Avenue Ouest
                              Amos (Quebec) J9T 1W8

                                LIST OF OFFICERS

Hubert Manseau                Chairman Executive Officer, Innovatech
                              2020, rue University
                              Bureau 1527
                              Montreal (Quebec) H3A 2A5

Monique Lefebvre              Chairman of the Board in the interim
                              612, rue Saint-Jacques, 7(ieme) etage
                              Montreal (Quebec) H3C 4M8

Jacques Allard                Vice-President of the Board in the interim
                              3215, rue Lacombe
                              Montreal, Quebec H3T1L6

                                                                      Exhibit II

SUBSCRIPTION AGREEMENT MADE AND ENTERED INTO IN THE CITY AND DISTRICT OF MONTREAL, ON THE 16TH DAY OF OCTOBER, 1997

BY AND AMONG:  SOCIETE INNOVATECH DU GRAND MONTREAL, a body politic duly constituted according to An Act respecting Societe Innovatech du Grand Montreal, R.S.Q., ch. S-17.2, having its head office and principal place of business in the City of Montreal, Province of Quebec,

               (hereinafter referred to as "Innovatech")

               PARTY OF THE FIRST PART
               -----------------------

AND: INDUSTRIES DEVMA INC. , a body politic and corporate, duly incorporated according to the Companies Act (Quebec), having its head office and principal place of business in the City of Montreal, Province of Quebec,

               (hereinafter referred to as "Devma")

               PARTY OF THE SECOND PART
               ------------------------

AND: FONDS DE SOLIDARITE DES TRAVAILLEURS DU QUEBEC (F.T.Q), a joint stock company, duly incorporated according to the Act establishing the Fonds de Solidarite des Travailleurs du Quebec (F.T.Q), having its head office and principal place of business in the City of Montreal, Province of Quebec,

               (hereinafter referred to as "FSTQ")

               PARTY OF THE THIRD PART
               -----------------------

AND: FONDS REGIONAL DE SOLIDARITE ILE DE MONTREAL, limited partnership, a limited partnership organized under the laws of the Province of Quebec, herein represented by Gestion du Fonds Regional de Solidarite Ile de Montreal Inc., its general partner, having its head office and principal place of business in the City of Montreal, Province of Quebec,

               (hereinafter referred to as "Fonds Regional")

               PARTY OF THE FOURTH PART
               ------------------------

AND: COMPOSITECH LTD., a body corporate, duly incorporated according to the laws of the State of Delaware, having its head office and principal place of business in the Hamlet of Hauppauge, State of New York,

               (hereinafter referred to as the "Corporation")

               PARTY OF THE FIFTH PART
               -----------------------

1.   PREAMBLE

     1.1. WHEREAS each of Innovatech, Devma, FSTQ and Fonds Regional wishes to subscribe for Common Shares (as hereinafter defined), the whole at the price and on the terms and conditions hereinafter set out in this Agreement.

                   NOW, THEREFORE, THIS AGREEMENT WITNESSETH:

2. INTERPRETATION

     2.1. Definitions. In this Agreement:

          2.1.1. "Actual Knowledge" - an individual will be deemed to have "Actual Knowledge" of a particular fact or other matter if:

                    2.1.1.1. such individual is actually aware of such fact or other matter, or

                    2.1.1.2. a prudent individual could be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a reasonably comprehensive review of the files, books and records of the Corporation.

     A Person (other than an individual) will be deemed to have "Actual Knowledge" of a particular fact or other matter if any individual who is serving as an officer of such Person has, or at any time had, Actual Knowledge of such fact or other matter;

          2.1.2. "Agreement" means this Subscription Agreement and all instruments supplemental hereto or in amendment or confirmation hereof; "herein", "hereof", "hereto", "hereunder" and similar expressions mean and refer to this Agreement and not to any particular Section, subsection or other subdivision; "Section", "subsection" or other subdivision of this Agreement means and refers to the specified Section, subsection or other subdivision of this Agreement;

          2.1.3. "Annual Report" means the Corporation's Annual Report on Form 10-KSB under the Securities Exchange Act of 1934 for the fiscal year ended December 31, 1996;

          2.1.4. "Applicable Law" means any domestic or foreign federal, state, provincial, county, local, municipal and regional statute, law, ordinance, rule, regulation, restriction, regulatory policy or guideline, by-law (zoning or otherwise), principles of common law, civil law or equity, as well as Permits, Orders, decrees and rules (having the force of law), and any judgments or injunctions issued, prolongated, approved or entered thereunder, in each case, to which the given party is subject or bound or to which the given asset is subject;

          2.1.5. "Assets" means all of the assets, rights and properties of the Corporation, of whatsoever nature, kind or description, including movable or immovable, real or personal, tangible or intangible;

          2.1.6.    "Balance Sheet Date" means December 31, 1996;

          2.1.7. "Benefit Plans" means all pension, retirement, profit sharing, bonus, savings, compensation, incentive, severance, stock option, stock purchase, stock appreciation and other fringe benefit plans, programs, arrangements or practices covering any or all past or present employees, shareholders, directors or officers of the Corporation, other than group insurance, medical, dental, hospitalization, disability or death benefit plans;

          2.1.8. "Books and Records" means all books of account, accounting records, files, data and writings and other financial information; lists and files of past, present and prospective customers and contacts, purchasing and marketing records, personnel and payroll records; and all data stored on computer support devices relating to any of the aforementioned materials;

          2.1.9. "Budget and Projections" means the budget and projections of the Corporation set forth in a writing dated the date hereof identified to this paragraph 2.1.9;

          2.1.10. "Business Day" means any day, other than a Saturday or Sunday or a day on which the principal commercial banks in the State of New York are not open for business during normal banking hours;

          2.1.11. "Common Shares" means the shares of Common Stock as described in the Articles of Incorporation of the Corporation, as amended and restated;

          2.1.12.   "Compositech Canada" means Lamines CTEK Inc.;

          2.1.13. "Compositech Canada Shareholders Agreement" means the shareholders agreement of even date herewith among the parties hereto and Compositech Canada setting forth the terms and conditions which will govern the relationship of the parties hereto as shareholders of Compositech Canada;

          2.1.14. "Contracts" means all agreements, obligations and undertakings of whatsoever nature, kind or description;

          2.1.15. "Devma Shares" has the meaning ascribed thereto in subsection 3.3;

          2.1.16. "dollar", "dollars" and the sign "$" each mean, unless otherwise indicated, lawful money of the United States;

          2.1.17. "ERISA" shall have the meaning ascribed thereto in subsection 4.2.22.2;

          2.1.18. "Encumbrances" means any encumbrance of any nature, kind or description whatever and includes a security interest, mortgage, lien, hypothecation, pledge, prior claim, assignment, charge, trust or deemed trust (whether contractual, statutory or howsoever otherwise arising), voting trust or pooling agreement with respect to securities, right of first refusal, easement, servitude, restrictive covenant, encroachment or other survey or title defect, any adverse claim or any other right, option or claim of any Person of any nature, kind or description whatever, or any covenant or other agreement, restriction or limitation on transferability;

          2.1.19. "Environment" means surface waters, ground water, drinking water supply, land-surface, subsurface strata, air, both inside and outside of buildings and structures, and plant and animal life;

          2.1.20. "Environmental Law" means any Applicable Law relating to the pollution or protection of the Environment;

          2.1.21. "Equipment" means all furnishings, fixtures, machinery, equipment, tooling, spare parts, leasehold improvements, supplies, computer hardware, telephone systems, signs and all other tangible property, together with all related accessories and maintenance equipment, including without limitation, the Manufacturing Equipment;

          2.1.22. "Exchange Rights" means the rights granted to each Investor under the Stock Exchange Agreement to exchange their shares in the capital stock of Compositech Canada for Common Shares;

          2.1.23. "FSTQ Shares" has the meaning ascribed thereto in subsection 3.4;

          2.1.24. "Financial Statements" means the audited financial statements of the Corporation for the fiscal year ended December 31, 1996, consisting of the balance sheet, statements of operations, statements of shareholders' equity and statements of cash flows of the Corporation as at or for the period ended December 31, 1996, a copy of which is contained in the Annual Report;

          2.1.25. "Fonds Regional Shares" has the meaning ascribed thereto in subsection 3.5;

          2.1.26. "Generally Accepted Accounting Principles" means generally accepted accounting principles in the United States of America applicable as at the date on which any calculation or determination is required to be made in accordance with generally accepted accounting principles, consistently applied since the incorporation of the Corporation, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, or any successor institute, and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as is approved by a significant segment of the accounting profession in the United States of America;

          2.1.27. "Governmental Body" means (i) any domestic or foreign national, federal, provincial, state, county, local, municipal or other government or body, (ii) any multinational, multilateral or international body, (iii) any subdivision, agent, commission, board, instrumentality or authority of any of the foregoing governments or bodies,
                    (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing governments or bodies, or (v) any domestic, foreign, international, multilateral or multinational judicial, quasi-judicial, arbitration or administrative court, tribunal, commission, board or panel;

          2.1.28. "Hazardous Substances" means any toxic substance or waste, pollutant, contaminant, hazardous substance or waste, hazardous material, special waste, industrial waste, petroleum-derived substance or waste, or any constituent of any of same as such terms are regulated under or defined by any Environmental Law;

          2.1.29. "including" and "includes" is to be deemed to be followed by the statement "without limitation" and neither of such terms shall be construed as limiting any word or statement which precedes it to the specific or similar items or matters immediately following it;

          2.1.30. "Information" has the meaning ascribed thereto in subparagraph 4.2.24.1;

          2.1.31. "Innovatech Shares" shall have the meaning ascribed thereto in subsection 3.2;

          2.1.32. "Integral Circuit" means laminates with integral circuits or printed circuit boards with integral circuits as described by the following claims or parts of such claims set forth in Licensor's patents Nos. 4,943,334, 5,037,691 and 5,478,421:

                    (i) claims 70-73 of U.S. Patent 4,943,334;

                    (ii) claims 16 and 26-30 of U.S. Patent No. 4,943,334, provided that the conductivesurface is in the form of a series of conductive line traces etched or formed between two or more pads (hereinafter called a "circuit") and further provided that the circuit is formed on the tooling and transferred to the laminate or printed circuit board during the molding process;

                    (iii) claims 7, 8, 36, 37, 42 and 43 of U.S. Patent No. 5,037,691, provided that the metal or metallic coating is in the form of a circuit; and

                    (iv) claims 4, 5, 8-11, 50, 64 and 73 of U.S. Patent No. 5,478,421, provided that the metal or conductive surface is in the form of a circuit and further provided that the circuit is formed on the tooling and transferred to the laminate or printed circuit board during the molding process;

          2.1.33.   "Intellectual Property Rights" means, collectively:

                    2.1.33.1. all intellectual property rights of whatsoever
                              nature, kind or description including:

                        2.1.33.1.1. all trade marks, service marks, trade mark
                                    and service mark registrations, trade mark and service mark applications, rights under registered user agreements, trade names and other trade mark and service mark rights,

                        2.1.33.1.2. all copyrights, industrial designs and
                                    registrations thereof and applications
                                    therefor,

                        2.1.33.1.3. all inventions, patents, patent applications
                                    and patent rights (including any patents issuing on such applications or rights),

                        2.1.33.1.4. all licenses, sub-licenses and franchises,

                        2.1.33.1.5. all Trade Secrets and proprietary and
                                    confidential information,

                        2.1.33.1.6. all computer software and rights related
                                    thereto,

                        2.1.33.1.7. all renewals, modifications, developments
                                    and extensions of any of the items listed in subsections 2.1.33.1.1 through 2.1.33.1.6
                                    (inclusively) hereof; and

                    2.1.33.2. all patterns, plans, designs, research data, other proprietary know-how, processes, drawings, technology, inventions, formulae, specifications, performance data, quality control information, unpatented blue prints, flow sheets, equipment and parts lists, instructions, manuals, records and procedures, and all licenses, agreements and other contracts and commitments relating to any of the foregoing;

          2.1.34. "Investors" means Innovatech, Devma, FSTQ and Fonds Regional collectively and "Investor" means either of them;

          2.1.35. "Knowledge" - an individual will be deemed to have "Knowledge" of a particular fact or other matter if:

                    2.1.35.1. such individual is actually aware of such fact or other matter, or

                    2.1.35.2. a prudent individual could be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a reasonably comprehensive investigation concerning the existence of such fact or other matter.

           A Person (other than an individual) will be deemed to have "Knowledge" of a particular fact or other matter if any individual who is serving, as an officer of such Person has, or at any time had, Knowledge of such fact or other matter;

          2.1.36. "License Agreement" means that certain technology licensing agreement entered into between the Corporation and Compositech Canada on the date hereof by which the Corporation licenses and/or sub-licenses to Compositech Canada the Intellectual Property and Technology (as such terms are defined in the License Agreement);

          2.1.37. "Manufacturing Equipment" means all machinery and equipment developed or used by the Corporation in order to manufacture Products;

          2.1.38. "Material Applicable Laws" means the Applicable Laws which are material to the business or operations of the Corporation. Without limiting the generality of the foregoing, an Applicable Law will be deemed to be a Material Applicable Law if a breach thereof or non-compliance therewith would have a material adverse effect on the financial position of the Corporation;

          2.1.39. "Material Assets" means the Assets which are, individually or in the aggregate, material to the business or operations of the Corporation;

          2.1.40. "Material Contracts" means the Contracts which are, individually or in the aggregate, material to the business or operations of the Corporation, including, without limitation, those Contracts which are required to be listed in any Annual Report required to be filed on Form 10-KSB under the Securities Exchange Act of 1934 and by Item 601 of Regulation S-B under the Securities Exchange Act of 1934, as amended. Without limiting the generality of the foregoing, a Contract will be deemed to be a Material Contract if a breach or default thereunder would have a material adverse effect on the financial position of the Corporation;

          2.1.41. "Material Permits" means the Permits which are material to the business or operations of the Corporation. Without limiting the generality of the foregoing, a Permit will be deemed to be a Material Permit if a breach or default in respect thereof or the failure to obtain or maintain such a Permit would have a material adverse effect of the financial position of the Corporation;

          2.1.42. "Multi Layer Printed Circuit Boards" means the circuit boards defined in one or more of claims 18-26 and 63-68 of U.S. Patent No. 5,037,691 or the circuit boards produced using the process described in any of the claims of U.S. Patents Nos. 5,376,326 and 5,512,224;

          2.1.43. "Maximum Indemnification Amount" has the meaning ascribed thereto in paragraph 6.11.4;

          2.1.44. "Order" means any order (draft or otherwise), judgment, injunction, decree, award or writ of any Governmental Body;

          2.1.45. "ordinary course of business" means an action taken by a Person that is:

                    2.1.45.1. consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person,

                    2.1.45.2. not required to be authorized by the board of
                              directors of such Person (or by any Person or group of Persons exercising similar authority) and is not required to be specifically authorized by the parent company (if any) of such Person, and

                    2.1.45.3. similar in nature and magnitude to actions
                              customarily taken, without any authorization by the board of directors (or by any Person or group of Persons exercising similar authority), in the ordinary course of the normal day-to-day operations of other Persons that are in the same line of business as such Person;

          2.1.46. "Permit" means any license, permit, certificate, authorization, approval, right, privilege, consent, concession or franchise issued, granted, conferred or otherwise created by a Governmental Body;

          2.1.47. "Person" means an individual, corporation, company, partnership, trust, unincorporated association, entity with judicial personality, Governmental Body; and pronouns when they refer to a Person have a similarly extended meaning;

          2.1.48. "Premises" means the real property, together with all buildings, structures, fixtures and improvements thereon, covered by the Real Property Lease;

          2.1.49. "Prime Rate" means the interest rate quoted publicly by the Corporation's regular bankers as the reference rate of interest for commercial demand loans made in US dollars and commonly known as such bank's prime rate, as adjusted from time to time, on the basis of the Prime Rate in effect on the first day of each month;

          2.1.50. "Principal Intellectual Property Rights" has the meaning ascribed thereto in subparagraph 4.2.24.2;

          2.1.51. "Products" means laminates for printed wiring boards and all other uses developed and/or manufactured by the Corporation, provided, however, that Multi Layer Printed Circuit Boards and Integral Circuits shall not be deemed Products;

          2.1.52. "Proxy Statement" means the proxy statement filed by the Corporation pursuant to Regulation 14A on May 15, 1997;

          2.1.53. "Purchased Securities" means the Innovatech Shares, the Devma Shares, the FSTQ Shares and the Fonds Regional Shares;

          2.1.54. "Release" means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the Environment;

          2.1.55. "Real Property Lease" means the existing tenancy agreement, as amended, between the Corporation, as tenant, and Ricefield Number 6, as landlord, covering the Premises, a copy of which is contained in Exhibit 10.1 and 10.1.1 of the Registration Statement, the rights of Ricefield Number 6 in the Real Property Lease having been assigned to Reckson Operating Partnership, L.P. on December 5, 1996;

          2.1.56. "Registration Statement" means the Corporation's registration statement No. 333-3564-NY on Form SB-2 under the Securities Act, declared effective on July 2, 1996 and all exhibits annexed thereto;

          2.1.57. "Remedial Action" means all actions, whether voluntary or involuntary, necessary to comply with applicable Environmental Laws in order to i) clean up, remove, treat, cover or in any other manner adjust Hazardous Substances in the Environment or ii) perform remedial studies, investigations, restoration and post-remedial studies, investigations or monitoring on, about or in any of the Premises;

          2.1.58. "Securities Act" means the Securities Act of 1933 (United States), as amended from time to time;

          2.1.59. "Share Adjustment" means (i) any subdivision, redivision or change of the outstanding Common Shares into a greater number of Common Shares or (ii) any reduction, combination or consolidation of the outstanding Common Shares into a smaller number of Common Shares;

          2.1.60. "Stock Exchange Agreement" means the stock exchange agreement of even date among the Investors and the Corporation, providing inter alia for the exchange by the Investors of the shares of the capital stock of Compositech Canada held by them for Common Shares;

          2.1.61. "Subscription Agreement in Compositech Canada" means the subscription agreement of even date among the Investors and Compositech Canada setting forth the rights and obligations of each of the Investors with respect to its subscription for shares in the capital stock of Compositech Canada;

          2.1.62. "Tax Returns" means all reports, returns or other information, or any amendment thereof, required to be filed in connection with any Taxes;

          2.1.63. "Taxes" means all taxes, foreign or domestic, whether federal, state, provincial, county, local, municipal or otherwise (including income, profit, corporation, business, excise, sales, goods and services, value-added, franchise, withholding, capital, transfer, stamp, unemployment compensation, payroll, property, and duties), whether or not measured in whole or in part by net income, and including interest and penalties with respect thereto;

          2.1.64. "Trade Secrets" means information and data which: (a) derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other Persons who can obtain economic value from its disclosure or use; and (b) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

     2.2 Gender. Any reference in this Agreement to any gender shall include both genders and the neutral, and words used herein importing the singular number only shall include the plural and vice versa.

     2.3. Headings. The division of this Agreement into Sections, subsections and other subdivisions, and the insertion of headings are for convenience of reference only and shall not affect or be utilized in the construction or interpretation of this Agreement.

     2.4. Severability. Any Section, subsection or other subdivision of this Agreement or any other provision of this Agreement which is, or becomes, illegal, invalid or unenforceable shall be severed therefrom and shall be ineffective to the extent of such illegality, invalidity or unenforceability and shall not affect or impair the remaining provisions hereof, which provisions shall be severed from an illegal or unenforceable Section, subsection or other subdivision of this Agreement or any other provisions of this Agreement.

     2.5. Entire Agreement. This Agreement together with any other instruments to be delivered pursuant hereto, including without limitation, a writing of the Corporation dated the date hereof, containing certain documents and information which are specifically identified to particular sections of this Agreement, constitute the entire agreement among the parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations, and discussions, whether oral or written, among any or all of the parties.

     2.6. Amendments. No amendment of this Agreement shall be binding unless otherwise expressly provided in an instrument duly executed by each of the parties hereto.

     2.7. Waiver. Except as otherwise provided in this Agreement, no waiver of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provisions (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided in an instrument duly executed by the parties.

     2.8. Delays. When calculating the period of time within which or following which any act is to be done or step taken pursuant to this Agreement, the day which is the reference day in calculating such period shall be excluded. If the day on which such delay expires is not a Business Day, then the delay shall be extended to the next succeeding Business Day.

     2.9. Preamble. The preamble hereof shall form an integral part of this Agreement.

     2.10. Governing Law. This Agreement shall be governed in all respects by the laws of the State of New York as they are applied to agreements entered into in New York between New York residents and performed entirely within New York.

     2.11. Currency. Unless otherwise specified, all statements of or references to dollar amounts in this Agreement are of or to the lawful currency of the United States.

3.    SUBSCRIPTIONS FOR SHARES

     3.1. Investors' Subscription. Each Investor hereby subscribes for the number of Common Shares of the Corporation's share capital set forth hereinafter at the aggregate subscription price set forth hereinafter. The Corporation hereby accepts the subscription of each Investor for their Common Shares, subject to the terms and conditions contained herein.


================================================================================
Investor               Number of Common Shares           Aggregate Price
--------------------------------------------------------------------------------
Innovatech             533,095                           $ 3,749,992.96562   Cdn
--------------------------------------------------------------------------------
Devma                  533,095                           $ 3,749,992.96562   Cdn
--------------------------------------------------------------------------------
FSTQ                   1                                 $7.03438            Cdn
--------------------------------------------------------------------------------
Fonds Regional         1                                 $7.03438            Cdn
================================================================================


     3.2. Payment and Issue of Innovatech Shares. Innovatech hereby agrees to remit to the Corporation on the date hereof the aggregate subscription price set forth in subsection 3.1 vis-a-vis Innovatech for the number of Common Shares set forth vis-a-vis Innovatech (the "Innovatech Shares"), and the Corporation shall, upon receipt of such aggregate subscription price, issue the Innovatech Shares to Innovatech and deliver share certificates representing same.

     3.3. Payment and Issue of Devma Shares. Devma hereby agrees to remit to the Corporation on the date hereof the aggregate subscription price set forth in subsection 3.1 vis-a-vis Devma for the number of Common Shares set forth vis-a-vis Devma (the "Devma Shares"), and the Corporation shall, upon receipt of such aggregate subscription price, issue the Devma Shares to Devma and deliver share certificates representing same.

     3.4. Payment and Issue of FSTQ Shares. FSTQ hereby agrees to remit to the Corporation on the date hereof the aggregate subscription price set forth in subsection 3.1 vis-a-vis FSTQ for the number of Common Shares set forth vis-a-vis FSTQ (the "FSTQ Shares"), and the Corporation shall, upon receipt of such aggregate subscription price, issue the FSTQ Shares to FSTQ and deliver share certificates representing same.

     3.5. Payment and Issue of Fonds Regional Shares. Fonds Regional hereby agrees to remit to the Corporation on the date hereof the aggregate subscription price set forth in subsection 3.1 vis-a-vis Fonds Regional for the number of Common Shares set forth vis-a-vis Fonds Regional (the "Fonds Regional Shares"), and the Corporation shall, upon receipt of such aggregate subscription price, issue thej Fonds Regional Shares to Fonds Regional and deliver share certificates representing same.

     3.6. Subscription by the Corporation for Class "B" common shares of Compositech Canada. The Corporation hereby acknowledges and confirms that it is a condition precedent to the subscriptions by the Investors for the Purchased Securities hereunder that the aggregate subscription prices paid by the Investors to the Corporation be used exclusively and in their entirety by the Corporation to subscribe for Class "B" common shares of Compositech Canada in the manner provided for in the subscription agreement dated the date hereof between the Corporation and Compositech Canada, and the Corporation hereby directs the Investors to remit the aggregate subscription prices for the Purchased Securities directly to Compositech Canada for such purpose.

4. REPRESENTATIONS, WARRANTIES AND ACKNOWLEDGEMENTS

     4.1. Representations, Warranties and Acknowledgements of the Investors. Each Investor (with respect to itself, and not with respect to the other Investors) hereby represents and warrants, severally and not jointly, to the Corporation and to the other Investors, and acknowledges and confirms that the Corporation and the other Investors, are relying upon such representations and warranties in connection herewith and would not have entered into this Agreement without such representations and warranties:

          4.1.1. such Investor is duly incorporated, constituted or formed, validly existing and in good standing under the laws of its jurisdiction of incorporation or under the laws pursuant to which it was constituted or formed;

          4.1.2. such Investor has the necessary corporate power and authority to execute this Agreement and to perform its obligations hereunder. The execution of this Agreement by such Investor and the performance by such Investor of its obligations hereunder have been duly authorized by all necessary action on its part and do not require any action or consent of, any registration with, or notification to any Person, or any action or consent under any laws of the Province of Quebec or of Canada to which such Investor is subject;

          4.1.3. the execution of this Agreement, the consummation of the transactions contemplated herein, the performance by such Investor of its obligations hereunder and the compliance by it with this Agreement do not:

                    4.1.3.1. violate, contravene or breach, or constitute a default under, the constating documents, law or by-laws of such Investor;

                    4.1.3.2. violate, contravene or breach, or constitute a default under any contract, agreement, indenture, instruments, or commitment to which such Investor may be a party, or its properties may be subject, or by which it is bound or affected; or

                    4.1.3.3. violate, contravene or breach any laws to which such Investor is subject;

          4.1.4. neither such Investor nor any of its respective shareholders, directors, officers, employees or agents has employed or incurred any liability to any broker, finder or agent for any brokerage fees, finder's fees, commissions or other amounts with respect to this Agreement or any of the transactions contemplated hereby;

          4.1.5. such Investor is acquiring the Purchased Securities as provided in this Agreement for investment for its own account (or for the account of any of the other Investors), and not with the view to, or for resale in connection with, any distribution thereof;

          4.1.6. such Investor is an "accredited investor" within the meaning of Rule 501 under the Securities Act;

          4.1.7.    each Investor hereby makes the following acknowledgements:

                    4.1.7.1. it understands that the acquisition of Purchased Securities as provided in this Agreement has not been registered or qualified under the Securities Act or under any applicable U.S. state securities laws, but is being extended to such Investor pursuant to a specific exemption from the registration provisions of the Securities Act and such laws, the availability of which depends upon, among other things, the bona fide nature of its investment intent and the accuracy of the representations set forth in paragraph 4.1.5;

                    4.1.7.2. it understands that the Purchased Securities acquired pursuant to this Agreement must be held by it indefinitely unless a subsequent disposition thereof is registered and/or qualified under the Securities Act and applicable U.S. state securities laws or, in the opinion of such Investor's counsel reasonably satisfactory to the Corporation, exempt from such registration and/or qualification;

          4.1.8. it understands that the certificates representing its Purchased Securities will bear a legend containing the restrictions referred to in subparagraph 4.1.7.2.

     4.2. Representations and Warranties of the Corporation. The Corporation hereby represents and warrants as follows to each of the Investors and acknowledges and confirms that the Investors are relying upon such representations and warranties in connection herewith and would not have entered into this Agreement without such representations and warranties:

          4.2.1. 1933 Act Representation. The offer, issuance and sale of the Purchased Securities hereunder is exempt from the registration and prospectus delivery requirements of the Securities Act;

          4.2.2. "Blue Sky" Law Compliance. The Corporation has made all filings and taken all actions necessary to comply with all "blue sky" laws with regard to the sale of the Purchased Securities as contemplated by this Agreement;

          4.2.3. Corporate Organization and Authority. The Corporation is duly incorporated and organized, validly existing, and in good standing under the laws of its jurisdiction of incorporation. The Corporation is registered, licensed or otherwise qualified as an out of state or foreign corporation in good standing in any jurisdiction where not to be so registered, licensed or otherwise qualified and in good standing would have a material adverse affect on the business, the operations or Assets of the Corporation. The Corporation is registered, licensed or otherwise qualified to do business in the State of New York. The execution and delivery of this Agreement and the performance of the transactions contemplated hereby will not, with or without the giving of notice and/or the passage of time, or both (i) violate any provision of Applicable Law, or require any consent, approval or authorization of, or any declaration, filing or registration with or notice to, any third party, Governmental Body or otherwise, (ii) result in the loss of any right under or conflict with or result in a default of any provision or termination of or accelerate the date of performance of any obligation under any Material Contract to which the Corporation may be a party or by which the Corporation or any of its Material Assets may be bound, or
                    (iii) conflict with or result in a default of any provision or termination of any of the corporate documents or by-laws of the Corporation. This Agreement constitutes a valid and binding obligation of the Corporation enforceable against it in accordance with its terms, subject to laws of general application affecting creditors' rights and the exercise of judicial discretion in accordance with general equitable principles;

          4.2.4.    Corporate Documents. Exhibit 3.1 of the Annual Report and
                    Exhibit 3.3 of the Registration Statement contain true and complete copies of the corporate documents, including the authorized capital stock of the Corporation and by-laws, respectively, of the Corporation, neither of which has been amended and there is no application pending for the amendment of any of same. The minute books and corporate records of the Corporation, which have been made available to the Investor's solicitors for review prior to the date hereof, have been maintained in accordance with the Applicable Law and contain true and complete records of all the by-laws of the Corporation and all meetings and consents in lieu of meetings of the board of directors of the Corporation and its shareholders, and accurately and completely reflect all matters referred to in such minutes and consents. All resolutions contained in such records have been duly passed and all such meetings have been duly called and held. The share certificate books and the registers of shareholders, directors and transfers of the Corporation are complete and accurate;

          4.2.5. Issued Shares. Immediately before giving effect to this Agreement and the Stock Exchange Agreement, the only issued and outstanding shares in the capital stock of the Corporation (and rights, options and warrants to acquire same) are as set out in a writing dated the date hereof identified to this paragraph. All such shares are validly issued, fully paid and non-assessable and all shares to be issued pursuant to this Agreement, upon receipt by the Corporation of the consideration in respect of such shares, will be validly issued, fully paid and non-assessable. There are no other outstanding shares, warrants, rights, options, securities convertible into shares of the capital stock of the Corporation or any other agreements or rights to purchase or subscribe for any shares of the capital stock of the Corporation or convert any obligation or shares into any shares of the capital stock of the Corporation and the Corporation has not agreed to issue or sell any shares of its capital stock or any securities of any kind except as set out in this Agreement and the Stock Exchange Agreement;

          4.2.6. Subsidiaries. The Corporation has no subsidiary nor owns any equity or other interest in any corporation, partnership, joint venture or other entity;

          4.2.7. Power and Authority. The Corporation has the requisite corporate power, authority and capacity to carry on its business and to own and operate its Assets.

          4.2.8. Powers of Attorney. No Person holds any general or special power of attorney from the Corporation;

          4.2.9. Financial Statements. The Financial Statements and the interim financial statements of the Corporation dated June 30, 1997, a copy of which is contained in Form 10-QSB for the quarterly period ended June 30, 1997:

                    4.2.9.1. have been prepared in acjcordance with Generally Accepted Accounting Principles,

                    4.2.9.2.  are true and complete in all material respects,

                    4.2.9.3. present fairly the assets and liabilities of the Corporation and present fairly the financial condition and the results of the operations of the Corporation, as at the dates thereof and for the periods covered thereby,

                    4.2.9.4. present fairly proper accruals, as at the dates thereof and for the periods covered thereby, including accruals of amounts and other remuneration arrangements for employees of the Corporation (including management fees and employee incentives), which though not payable until a time after the end of the relevant period, are attributable to activities undertaken during that period,

                    4.2.9.5. contain or reflect adequate reserves for all liabilities and obligations of the Corporation as at the dates thereof.

                        No information has become available to the Corporation that would render the Financial Statements or the interim financial statements of the Corporation dated June 30, 1997 not fairly stated;

          4.2.10. Undisclosed Liabilities of the Corporation. The Corporation has no liabilities of any kind except liabilities disclosed or provided for in the Financial Statements and liabilities incurred in the ordinary course of business since the Balance Sheet Date which are not, in the aggregate, material and adverse to its business, or to its financial condition or results of operations and do not constitute a violation, contravention or breach of any covenant, agreement or obligation contained in this Agreement or constitute a breach of any representation or warranty made in or pursuant to this Agreement;

          4.2.11. Subsequent Activities of the Corporation. Except as disclosed in a writing dated the date hereof identified to this paragraph, since the Balance

                    Sheet Date, there has not occurred any change in the condition, financial or otherwise, or prospects of the Corporation other than changes occurring in the ordinary course of business which changes, individually or in the aggregate, have not materially adversely affected its business, financial condition, results of operations or prospects; without limiting the generality of the foregoing, since the Balance Sheet Date, the Corporation has not, directly or indirectly:

                    4.2.11.1. declared or paid any dividend on its capital stock or redeemed, purchased or otherwise acquired any shares of its capital stock, or otherwise reduced its paid up capital or altered its capital stock,

                    4.2.11.2. entered into any Contract outside the ordinary
                              course of business,

                    4.2.11.3. increased the salary, benefits, bonuses or other compensation of its officers, directors or employees, except in the ordinary course of business or adopted any Benefit Plan,

                    4.2.11.4. sold, leased, mortgaged, hypothecated, pledged or otherwise subjected any of its Material Assets to any Encumbrance,

                    4.2.11.5. settled any liability, claim, dispute,
                              proceedings, suit or appeal pending against it or any of its Material Assets,

                    4.2.11.6. suffered any extraordinary loss,

                    4.2.11.7. purchased or leased, or made any commitment to
                              purchase or lease, any Assets, except for purchases of Equipment and supplies in the ordinary course of business,

                    4.2.11.8. made any change in personnel practices, except in the ordinary course of business,

                    4.2.11.9. cancelled or released any debts or claims,

                    4.2.11.10. made any change in its accounting principles,
                              policies or practices as heretofore applied, including the basis upon which its assets and liabilities are recorded on its books, its earnings are ascertained or the methods or rates of depreciation or amortization employed,

                    4.2.11.11. reimbursed any loans or advances made to the
                              Corporation by any shareholder, director or officer of the Corporation,

                    4.2.11.12. violated any provision of any Material Contract to which it is a party or by which it or any of its Material Assets may be bound, or

                    4.2.11.13. agreed to do any of the things described in
                              subsections 4.2.11.1 through 4.2.11.12,
                              inclusively, hereof;

          4.2.12. Title to Assets. Except as disclosed in a writing dated the date hereof and identified to this paragraph, the Corporation is the legal and beneficial owner of, has good and marketable title to and possesses all its Assets free and clear of any Encumbrances;

          4.2.13. Equipment. The Corporation owns or leases all Equipment necessary to conduct its business as presently conducted, all of which is located at the Premises. All of the Equipment (i) is in good working order and operating condition and has been regularly serviced and properly maintained and (ii) is adequate and sufficient for the continuing conduct of the business of the Corporation as now conducted. There are no outstanding work orders relating to any of the Equipment which have been received from or required by any applicable Governmental Body;

          4.2.14. Assets. All the Assets owned or used by the Corporation are located at the Premises, except as disclosed in a writing dated the date hereof and identified to this paragraph.

          4.2.15. Litigation. Except as disclosed in a writing dated the date hereof and identified to this paragraph, there is no existing or, to the Corporation's Knowledge, threatened claim, demand, suit, action, cause of action, dispute, proceeding, litigation, investigation, grievance, arbitration, governmental proceeding or other proceeding, including appeals and applications for review, in progress against, by, affecting or relating to the Corporation and/or any of its Assets. There is no state of facts, to the Corporation's Knowledge, which could provide a valid basis for any of the foregoing. There is not at present outstanding against, affecting or relating to the Corporation and/or its Assets any Order which adversely affects the Corporation in any way or that in any way relates to this Agreement or the transactions contemplated hereby;

          4.2.16. Insurance. The Corporation has such policies of insurance, issued by responsible insurers, as are usually carried by persons engaged in business activities similar to the business activities of the Corporation, which includes all risk property insurance, public product liability insurance and general liability insurance, workers compensation insurance, fire insurance, directors' liability insurance and business interruption insurance. True and complete copies of the most recent inspection reports, if any, received from insurance underwriters as to the condition of the Assets and the Corporation's business have been delivered to the Investors. The Corporation is not in default with respect to any of the provisions contained in any such insurance policy. For any current claim that has not been settled or finally determined, the Corporation has not failed to give any notice or present any claim under any such insurance policy in a due and timely fashion such that the insurer would be entitled to terminate coverage or deny liability on any such claim. All such policies of insurance are in full force and effect. Except as disclosed in a writing dated the date hereof and identified to this paragraph, there have been no liability or other claims against the Corporation;

          4.2.17.   Real Property Lease and Premises

                    4.2.17.1. The Real Property Lease, is the only lease, offer to lease, sublease, license or other agreement under which the Corporation uses or occupies or has the right to use or occupy, now or in the future, any immovable or real property or any buildings, structures, fixtures or improvements thereon,

                    4.2.17.2. all of the land, buildings, structures and
                              improvements currently used by the Corporation in the conduct of its business are included in the Real Property Lease,

                    4.2.17.3. the Corporation has not entered into any sublease, license or other agreement granting to any Person any right to the possession, use, occupancy or enjoyment of the Premises or any portion thereof,

                    4.2.17.4. there are no work orders of any applicable
                              Governmental Body outstanding against the Premises and the Corporation has not received any deficiency notices, requests or written or oral advice of any breach of Applicable Law in respect of the foregoing which could, if not corrected, become such a work order or could require performance of work or expenditure of money to correct. The Premises are in compliance with the requirements of all insurance companies who have policies covering the Premises,

                    4.2.17.5. all water, gas, electrical, steam, compressed air, telecommunication, sanitary and storm sewage lines and systems and other similar systems serving the Premises are in working order and operating condition. The continued existence, use, occupancy and operation of each such line and system is not dependent on the granting of any Permit, exception, approval or variance, and

                    4.2.17.6. all Material Permits, as well as all approvals and authorizations from all insurance companies and fire rating organizations, required to have been issued to the Corporation to enable the Premises to be lawfully occupied and used by the Corporation for all of the purposes for which it is currently occupied and used have been lawfully issued and are in full force and effect and no action by the Corporation is required in order that such certificates, permits, licenses, approvals and authorizations will remain valid following the completion of the transactions contemplated hereby;

          4.2.18. Place of Business. The Corporation carries on business at the Premises and has no other place of business;

          4.2.19. Environmental Matters. Without limiting the generality of subsection 4.2.15 or 4.2.26 hereof:

                    4.2.19.1. the operations of, and the use of the Premises and
                              Equipment by the Corporation are now and have been in compliance, in all material respects, with applicable Environmental Law, and the operations of and use of the Premises by any predecessor in interest of the Corporation or any present or prior owner, lessee or occupant of the Premises have, to the Knowledge of the Corporation, been in compliance, in all material respects, with applicable Environmental Law,

                    4.2.19.2. Except as set forth in a writing dated the date
                              hereof and identified to this subparagraph, the Corporation has obtained and holds all Material Permits required under applicable Environmental Law for the conduct of its operations and all such Material Permits are valid and in full force and effect. All documentation in connection with obtaining the Permit referred to in such writing has been filed with the appropriate authority or Governmental Body. The Corporation has not received any notice amending, revoking or replacing any Material Permits or requiring the issuance of any additional Permits. The Corporation has filed in a timely manner all reports, notifications and plans required pursuant to any such Material Permits,

                    4.2.19.3. there has been no material Release by the
                              Corporation (or to the Knowledge of the
                              Corporation by any predecessor in interest of the Corporation or any present or prior owner, lessee or occupant of the Premises), of Hazardous Substances in, under or on the Premises and the Premises are free of any material contamination by the Corporation (or to the Knowledge of the Corporation by any predecessor in interest of the Corporation or any present or prior owner, lessee or occupant of the Premises) of the Environment by Hazardous Substances therein or thereon,

                    4.2.19.4. the Corporation has not received, nor is it likely to receive as a result of the consummation of the transactions contemplated hereby, any notification pursuant to applicable Environmental Law that any of its current or past operations (or to the Knowledge of the Corporation those of any predecessor in interest of the Corporation or any present or prior owner, lessee or occupant of the Premises) or any by-product thereof or of the Premises, is or may be implicated in or subject to any proceeding, investigation, claim, lawsuit, order, agreement or evaluation by any Person as to whether i) any Remedial Action is or may be needed to respond to a Release or threatened Release of a Hazardous Substance into the Environment; ii) any recovery is sought from the Corporation or its directors, officers or other executives for any liability, damage or loss, or any action, suit or proceeding commenced against the Corporation, related to or arising from the current or past operations of the Corporation or the operation of the Premises; or iii) the Corporation is or may be a potentially responsible party for a Remedial Action, pursuant to applicable Environmental Law, and

                    4.2.19.5. to the Knowledge of the Corporation there is no
                              basis for any action, suit, claim, penalty, fine, investigation or proceeding with respect to any obligation of the Corporation to remediate conditions pursuant to applicable Environmental Law or any other potential source of liability for the Corporation or its directors, officers or other executives under applicable Environmental Law in connection with any Release of Hazardous Substance by the Corporation (or any predecessor in interest of the Corporation or any present or prior owner, lessee or occupant of the Premises);

          4.2.20. Books and Records. The Books and Records of the Corporation are true and complete in all material respects;

          4.2.21.   Employees and Labour Relations.

                    4.2.21.1. The Annual Report and Proxy Statement, contain a true and complete list of the employees of the Corporation who are officers, directors and/or shareholders of the Corporation detailing total remuneration and position held. All officers and employees of the Corporation received compensation from the Corporation solely in consideration of services performed on its behalf. The compensation of all officers and employees of the Corporation was paid entirely by the Corporation,

                    4.2.21.2. Exhibits 10.24, 10.25 and 10.26 of the
                              Registration Statement and the writing dated the date hereof and identified to this paragraph contain true and complete copies of all employment agreements of senior management to which the Corporation is a party. Without limiting the generality of subsection 4.2.23 hereof and except as disclosed in the writing dated the date hereof and identified to this paragraph, there is no employment or similar agreement to which the Corporation is a party providing for a specified notice of termination or fixed term of employment or requiring any deferred compensation or benefits to be paid or provided following such termination, except as provided in such employment agreements of senior management. To the Knowledge of the Corporation, none of the officers, directors or other key employees of the Corporation has any present intention to terminate his employment. There is no director, officer or employee of the Corporation who cannot be dismissed upon such notice as is required by Applicable Law. The Corporation and all employees are in material compliance with the terms and conditions of their employment agreements and each such agreement is in compliance with Applicable Laws,

                    4.2.21.3. without limiting the generality of subsection
                              4.2.26 hereof, the Corporation is in compliance with all Material Applicable Law respecting employment and employment practices, terms and conditions of employment, wages, hours of work and human and civil rights,

                    4.2.21.4. without limiting the generality of subsection
                              4.2.23 hereof, the Corporation is not bound by or subject to any collective bargaining agreement or collective bargaining obligation or selection of a collective bargaining representative for employees (or any ongoing organizing activity), order of any or other labour board, administration or Governmental Body,

                    4.2.21.5. without limiting the generality of subsection
                              4.2.15 hereof, there are no labour disruptions pending or threatened against the Corporation and the Corporation is not involved in any controversy with any of its employees except in the ordinary course of business, and

                    4.2.21.6. without limiting the generality of subsection
                              4.2.15 hereof, there has never been and there is not presently pending or existing any strike, slowdown, picketing, work stoppage, labour arbitration or proceeding in respect of any grievance of any employee or other labour dispute against, affecting or threatened against the Corporation, and there is no fact, condition or circumstance which could provide the basis therefor. No application for the certification of a collective bargaining unit has been instituted or is pending or threatened;

          4.2.22.   Benefit Plans.

                    4.2.22.1. Exhibits 10.22 and 10.23 of the Registration
                              Statement and Exhibit 1 of the Proxy Statement contain true and complete copies of all Benefit Plans maintained or contributed to by the Corporation or from which the employees of the Corporation benefit,

                    4.2.22.2. Except as disclosed in a writing dated the date
                              hereof and identified to this paragraph, the Corporation has not at any time contributed to (or been obligated to contribute to) any plan subject to Title IV or Part I of Title I of the United States Employee Retirement Income Security Act, 1974, as amended ("ERISA"). The Corporation is in compliance with ERISA, the United States Internal Revenue Code of 1986, as amended, and the regulations thereunder. Without limiting the generality of subsection 4.2.26 hereof, each of the Benefit Plans listed in such exhibits has been maintained in compliance with its terms and all requirements prescribed by Applicable Law, are in good standing under all Applicable Law, and without limiting the generality of subsection
                              4.2.23 hereof, there are no outstanding defaults or violations by the Corporation of any obligation required to be performed by it in connection with any Benefit Plan.

                    4.2.22.3. no promises or commitments have been made by the
                              Corporation to amend any Benefit Plan or to provide increased benefits thereunder or to establish any Benefit Plan;

          4.2.23. Material Contracts. The exhibits to the Registration Statement, the Annual Report and the Corporation's registration statement No. 333-32241 on Form S-3 under the Securities Act filed on July 28, 1997 contain true and complete copies of all Material Contracts to which the Corporation is a party or by which it or its Material Assets may be bound. The Corporation is not in violation of or in default with respect to and no event has occurred which, with lapse of time or action by a third party, or both, could result in violation of or a default with respect to any of the Material Contracts contained in such exhibits. Each of the Material Contracts contained in such exhibits is in full force and effect and valid, binding and enforceable in accordance with its terms and, to the Knowledge of the Corporation, all parties to such Material Contracts (other than the Corporation) are in compliance with their obligations thereunder. Neither of the Corporation and, to the Knowledge of the Corporation, none of the parties to such Material Contracts (other than the Corporation) intends to terminate its obligations under any of such Material Contracts;

          4.2.24.   Intellectual Property.

                    4.2.24.1. All information and representations (collectively the "Information") given and made to the Investors by the Corporation herein or in a writing dated the date hereof and identified to this subparagraph, relating to the Principal Intellectual Property Rights (as hereinafter defined), the Manufacturing Equipment and the Products are complete and true, and all Information relates only to the Principal Intellectual Property Rights, the Manufacturing Equipment and the Products and not to any other Intellectual Property Rights of, or equipment or products manufactured by, the Corporation or any other Person.

                    4.2.24.2. A true and complete list and copy of all
                              Intellectual Property Rights of the Corporation except those specified in paragraphs 2.1.33.1.5 and 2.1.33.2 and a true and complete list and copy in all material respects of the Intellectual Property Rights of the Corporation specified in paragraphs 2.1.33.1.5 and 2.1.33.2 related to, used in or useful for the research, development, manufacture, sale, lease, license and service of the Manufacturing Equipment and the Products and used in or useful for the conduct of its business are set forth in a writing dated the date hereof and identified to this subparagraph (the "Principal Intellectual Property Rights"), none of the applications and registrations in respect of which has been opposed or held unenforceable (except as set forth in a writing dated the date hereof and identified to this subparagraph) and each of which is in full force and effect. In addition, a true and complete list and copy of all Intellectual Property Rights of the Corporation (other than the Principal Intellectual Property Rights) are set forth in a writing dated the date hereof and identified to this subparagraph. Except as disclosed in a writing dated the date hereof and identified to this paragraph, the Corporation is the absolute owner of the applications and registrations in respect of the Principal Intellectual Property Rights. Except as set forth in such writing and for commonly available business software not material for the development and manufacturing of Products or Manufacturing Equipment, to the Actual Knowledge of the Corporation, the Corporation is the absolute owner of and has the right to exclude others from using the Principal Intellectual Property Rights, and the Corporation has the right to use and license the Principal Intellectual Property Rights, without making any payment to any Person or granting rights to any Person in exchange. The Corporation's patents and trademarks, as listed and explained in such writing, have been duly registered with, filed in or issued by, as the case may be, such Governmental Bodies as is indicated in such writing and, except as otherwise set forth in such writing, such registrations, filing and issuances remain in full force and effect. The Principal Intellectual Property Rights cover the technology used to develop and manufacture the Products and the Manufacturing Equipment. The Principal Intellectual Property Rights are sufficient for the lawful conduct, ownership and operation of the Corporation's business and to enable the research, development, manufacture, use, sale, lease, license and service of the Products and the Manufacturing Equipment as represented in the Information and to the Actual Knowledge of the Corporation, there are no Intellectual Property Rights of any Person which impair or prevent the development, manufacture, use, sale, lease, license and service of the Products and the Manufacturing Equipment, now existing or under development by the Corporation. The Corporation has, to its Actual Knowledge, the unabridged right to bring actions for the infringement of all of its Principal Intellectual Property Rights,

                    4.2.24.3. without limiting the generality of subsection
                              4.2.3 hereof, the execution, delivery and performance of the Agreement and the consummation of the transactions contemplated thereby will not breach, violate or conflict with any instrument or agreement governing any of the Principal Intellectual Property Rights, and will not cause the forfeiture or termination or give rise to a right of forfeiture or termination of the Principal Intellectual Property Rights or in any way impair the right of the Corporation to use, sell, license or dispose of or to bring any action for the infringement of any of the Principal Intellectual Property Rights or portion thereof,

                    4.2.24.4. to the Knowledge of the Corporation, none of the
                              Principal Intellectual Property Rights have been unlawfully derived, in part or in whole, from the Intellectual Property Rights of any other Person. All employees of, and consultants to, the Corporation have entered into agreements with the Corporation pursuant to which all Intellectual Property Rights developed by them in the course of and pursuant to their relationship with the Corporation belong solely, without any restrictions or obligations whatsoever, to the Corporation, and all such agreements are included in the Material Contracts. The Corporation has entered into confidentiality and non-disclosure agreements with all employees of the Corporation or consultants, third party developers or any other Persons with access to or knowledge of the Principal Intellectual Property Rights, other than with Persons who are obligated by law to maintain such information in confidence and attorneys and accountants who have ethical obligations to maintain such information in confidence. The Corporation has to its Knowledge taken all reasonable and practical steps sufficient to safeguard and maintain the secrecy and confidentiality of, and its proprietary rights in, all of the information and data forming part of the Corporation's Trade Secrets. To the Knowledge of the Corporation, the essential information and data required to develop and manufacture the Manufacturing Equipment and the Products are Trade Secrets of the Corporation,

                    4.2.24.5. none of the development, manufacture, marketing, license, sale or use of any product or service currently licensed or sold by the Corporation or currently under development or proposed to be developed by the Corporation, to the Knowledge of the Corporation, violates or will violate any Contract with any Person or, to the Actual Knowledge of the Corporation, infringes or will infringe any Intellectual Property Rights of any Person. Except as set forth in a writing identified to this subparagraph, there are no pending or to the Knowledge of the Corporation, threatened proceedings, litigation or other adverse claims affecting, or with respect to, any part of the Principal Intellectual Property Rights and, except as set forth in such writing, to the Knowledge of the Corporation, no Person is infringing any Principal Intellectual Property Right,

                    4.2.24.6. except as set forth in such writing identified to this paragraph and except for the license granted pursuant to the License Agreement, no license or sub-license has been granted or other Contract has been entered into with respect to any of the Principal Intellectual Property Rights. The Corporation has not conducted business under any name other than its current corporate name;

                    4.2.24.7. the license that will be granted to Compositech
                              Canada by the Corporation on the date hereof pursuant to the License Agreement shall be validly granted and enforceable against the Corporation;

          4.2.25. Related Transactions. Except as set forth in the Financial Statements, and except for current unpaid salaries, the Corporation has no indebtedness to any of its shareholders, directors, officers or employees, past or present, or to any Person not dealing at arm's-length with any of such Persons; and no shareholder, director, officer or employee, past or present, of the Corporation or any Person not dealing at arm's-length with any of such Persons has any indebtedness to the Corporation;

          4.2.26. Compliance with Applicable Law. The Corporation has conducted and is conducting its business in compliance with all Material Applicable Laws, and the Corporation is not in breach of any Material Applicable Law, including any securities law;

          4.2.27. Qualifications. The Corporation has not been required to suspend operations of its business or been liable for a fine or penalty as a result of the operation of its business. The Corporation has all Material Permits necessary for the conduct of its business and such Material Permits are validly issued, in full force and effect and the Corporation is in compliance therewith, and none of such Material Permits will be affected by the transactions contemplated hereby;

          4.2.28. Absence of Guarantees. Without limiting the generality of subsection 4.2.23 hereof and except for commitments disclosed in the Financial Statements, the Corporation is not a party to or bound by any comfort letter, understanding or agreement of guarantee, indemnification, assumption or endorsement or any like commitment with respect to the liabilities (whether accrued, absolute, contingent or otherwise) or obligations of any Person;

          4.2.29.   Tax Matters.

                    4.2.29.1. Tax Returns required by Applicable Law to be filed by, or with respect to the activities of the Corporation with applicable Governmental Bodies have been properly and timely filed with the appropriate Governmental Bodies and all such Tax Returns are true and complete and all Taxes shown to be due on such Tax Returns have been paid,

                    4.2.29.2. with respect to the Corporation: i) there are no unpaid Taxes now due and no deficiency for Taxes has been assessed by any applicable Governmental Body, ii) no audit of any Tax Return is in progress or pending or threatened, and iii) no waiver of any statute of limitations has been given or is in effect with respect to the assessment of any Taxes,

                    4.2.29.3. all Taxes shown on all Tax Returns for which the
                              Corporation is liable have been paid or accrued and adequately reserved on its Books and Records and financial statements (including the Financial Statements) of the Corporation. The Corporation is not taxed as an "S corporation" (within the meaning of Section 1361(a) of the United States Internal Revenue Code of 1986, as amended),

                    4.2.29.4. none of the Tax Returns of the Corporation have
                              ever been examined or audited by any taxing
                              Governmental Body at any time, except as provided in subparagraph 4.2.29.2 hereof,

                    4.2.29.5. the Corporation has never entered into any closing or similar agreement with any taxing Governmental Body,

                    4.2.29.6. in each jurisdiction in which the Corporation is paying or has paid sales tax, sales tax audits have been conducted and completed through June 30, 1994,

                    4.2.29.7. copies of all deficiencies, assessments and
                              notices from all taxing Governmental Bodies, if any, have been delivered to the Investors,

                    4.2.29.8. the Corporation was not a member of an entity
                              required to file a federal partnership Tax Return that is expected to have taxable income for any taxable period beginning prior to the date hereof that is in excess of cash distributions of such income to be made after the date hereof,

                    4.2.29.9. the Corporation has not adopted a plan of complete liquidation and no consent has been filed on behalf of any of them pursuant to Section 341(f) of the United States Internal Revenue Code of 1986, as amended, or any predecessor provision,

                    4.2.29.10. the Corporation has not taken any action not in the ordinary course of business that would have the effect of deferring any Tax liability from any taxable period ending prior to the date hereof,

                    4.2.29.11. without limiting the generality of the foregoing, the Corporation has collected all sales, goods and services and use taxes required to be collected and has remitted same on a timely basis to the appropriate Governmental Body, or has been furnished properly completed exemption certificates for all exempt transactions. The Corporation has in its possession all Books and Records, including supporting documents, required by Applicable Law regarding the collection and payment of all sales, goods and services and use taxes required to be collected and paid over and regarding all exempt transactions for all periods open under the applicable statutes of limitations as of the date hereof, and the Corporation has maintained all such Books and Records, including supporting documents, in the manner required by applicable sales, goods and services and use tax statutes and regulations,

                    4.2.29.12. the Corporation has withheld from each payment
                              made to each of its past and present shareholders, agents, employees, officers and directors all deductions required to be made therefrom and has paid same to the proper Governmental Body;

          4.2.30. Accounts Receivable and Payable. A true and complete (i) trade accounts receivable listing of the Corporation as of June 30, 1997, and (ii) accounts payable listing of the Corporation as of August 21, 1997 are set forth in a writing dated the date hereof and identified to this paragraph. The accounts receivable of the Corporation reflected on the Financial Statements and those created after the Balance Sheet Date, are genuine and bona fide receivables which arose in the ordinary course of business, and net of reserves (which reserves are adequate and determined in accordance with Generally Accepted Accounting Principles, consistently applied) are collectible in full when due without any discount, set-off or counterclaim;

          4.2.31.   No Broker. Without limiting the generality of subsection
                    4.2.23 hereof and except as set forth in a writing dated the date hereof and identified to this paragraph, none of the directors of the Corporation or the Corporation has employed, nor is any of them subject to any claim of, any broker, finder, consultant or other intermediary in connection with any of the transactions contemplated by this Agreement;

          4.2.32.   Accuracy of Information.

                    4.2.32.1. The Corporation has made or caused to be made
                              reasonable inquiry with respect to each covenant, agreement, obligation, representation and warranty of the Corporation contained in this Agreement and any other document or certificate referred to herein or furnished by the Corporation to the Investors pursuant thereto, and none of the aforesaid covenants, agreements, obligations, representations, warranties or documents or certificates contains any untrue statement of a material fact or omits to state a material fact necessary to make such covenant, agreement, obligation, representation, warranty or other document or certificate not misleading, and

                    4.2.32.2. to its Knowledge, there is no fact, condition or circumstance which (i) materially adversely or in the future may (so far as the Corporation can now reasonably foresee) materially adversely affect the business, operations, properties, prospects, or condition of the Corporation or the ability of the Corporation to perform its covenants, agreements and obligations under this Agreement or
                              (ii) relates to the business of the Corporation and might reasonably be expected to deter an Investor from entering into this Agreement or any other agreements entered into between the Investors and the Corporation on the date hereof;

          4.2.33. Budget and Projections. The information contained in the Budget and Projections was prepared in good faith and represents the Corporation's reasonable estimates.

5. SURVIVAL OF REPRESENTATIONS AND WARRANTIES

     5.1. Survival. Notwithstanding any investigation conducted prior or subsequent to the date hereof, the parties shall be entitled to rely upon the representations and warranties set forth herein and all representations and warranties made by, and all covenants, obligations and agreements of, the parties, under or pursuant to this Agreement or any other document or certificate delivered in connection therewith shall survive the date hereof.

6. INDEMNIFICATION

     6.1. Definitions. As used in this Section 6:

          6.1.1. "Additional Indemnity" means the additional indemnity payable to the Indemnified Party pursuant to subsection 6.5 hereof and calculated in accordance with such subsection;

          6.1.2. "Claim" means any act, omission or state of facts and any demand, action, suit, proceeding, investigation, arbitration, trial, claim, assessment, judgment, settlement or compromise relating thereto which may give rise to a right to indemnification under subsection 6.2 or 6.3 hereof;

          6.1.3. "Direct Claim" means any Claim by an Indemnified Party against an Indemnifying Party which does not result from a Third Party Claim;

          6.1.4. "Indemnifying Party" means any party obligated to provide indemnification under this Agreement;

          6.1.5. "Indemnified Party" means any party entitled to indemnification under this Agreement;

          6.1.6. "Indemnity Payment" means the aggregate amount of each Loss and Additional Indemnity required to be paid pursuant to subsection 6.2 or the amount of each Loss required to be paid pursuant to subsection 6.3 hereof;

          6.1.7. "Loss" means any and all loss (including diminution in value), liability, damage (excluding punitive, exemplary, consequential, indirect and incidental damage), cost, expense, charge, fine, penalty or assessment (after taking into account any tax benefit actually received), resulting from or arising out of any Claim, including the costs and expenses of any action, suit, proceeding, demand, assessment, judgment, settlement or compromise relating thereto and all interest, damages, fines and penalties and reasonable attorneys', accountants' and experts' fees and expenses incurred in connection therewith;

          6.1.8. "Proportion" means a fraction, the numerator of which is the number of Common Shares owned by the Indemnified Party and the denominator of which shall be the total of the Common Shares issued and outstanding; and

          6.1.9. "Third Party Claim" means any Claim asserted against an Indemnified Party by any Person who is not a party to this Agreement.

     6.2. Indemnification by the Corporation. The Corporation hereby agrees to indemnify and save and hold harmless each Investor from and against any Loss suffered or incurred, directly or indirectly, by such Investor as a result of, arising out of or relating to:

          6.2.1. any violation, contravention or breach of any covenant, agreement or obligation of the Corporation under or pursuant to this Agreement or any other document or certificate delivered to such Investor by or on behalf of the Corporation in connection therewith, as well as any Claim by any Person containing allegations which, if true, would constitute such an event; and

          6.2.2. any incorrectness in, or breach of, any representation or warranty made by the Corporation in this Agreement, or made or to be made in any other document or certificate delivered or to be delivered to such Investor by or on behalf of the Corporation in connection therewith, as well as any Claim by any Person containing allegations which, if true, would constitute such an event.

     6.3. Indemnification by Investors. Each Investor hereby agrees to, severally and not jointly with other Investors, each Investor having made the representations and warranties with respect to itself only, indemnify and save and hold harmless the Corporation from and against any Loss suffered or incurred, directly or indirectly, by it as a result of, arising out of or relating to:

          6.3.1. any violation, contravention or breach of any covenant, agreement or obligation of such Investor under or pursuant to this Agreement or any other document or certificate delivered to the Corporation by or on behalf of such Investor in connection therewith, as well as any Claim by any Person containing allegations which, if true, would constitute such an event; and

          6.3.2. any incorrectness in, or breach of, any representation or warranty made by such Investor in this Agreement, or made or to be made in any other document or certificate delivered or to be delivered to the Corporation by or on behalf of such Investor in connection therewith, as well as any Claim by any Person containing allegations which, if true, would constitute such an event.

     6.4. Payment and Interest. The Indemnifying Party shall reimburse, on demand, to the Indemnified Party the amount of each Loss suffered or incurred by the Indemnified Party and, in the event that subsection
          6.5 applies, shall pay, on demand, to the Indemnified Party the amount of the Additional Indemnity, the whole as of the date that the Indemnified Party incurs such Loss, together with interest on such amount(s) from the aforesaid date until payment in full at a rate per annum equal to the Prime Rate, plus two (2) percentage points. Interest shall be calculated and payable monthly on the last day of each month during which any amount in respect of any Loss, and/or any Additional Indemnity if applicable, remained unpaid, both before and after an arbitration award and/or judgment, with interest on overdue interest calculated and payable at the same rate. The interest payable in any month shall be calculated on the average amount of all amounts in respect of any Loss, and/or any Additional Indemnity if applicable, that remained unpaid at any time during such month. This amount shall be calculated by i) multiplying any amount in respect of each Loss that remained unpaid at any time during such month by the number of days that amount remained unpaid during such month and ii) dividing the aggregate of all such products by the number of days in such month. If such Claim is subsequently determined not to have been valid, the Indemnified Party shall reimburse the Indemnifying Party for the amount so paid together with interest at the Prime Rate per annum, plus two (2) percentage points, calculated and payable monthly as provided previously in this subsection, from the month such payment was made by the Indemnifying Party to the month in which the Indemnified Party repaid such amount.

     6.5. Additional Indemnity. If the Corporation is the Indemnifying Party, in addition to the reimbursement to the Indemnified Party of the amount of each Loss suffered or incurred by the Indemnified Party as provided in subsection 6.4 hereof, the Indemnifying Party shall pay, on demand, to the Indemnified Party the Additional Indemnity, the whole as provided in subsection 6.4 hereof. The Additional Indemnity shall be calculated in accordance with the following formula:

                                        (Infinity)      (n+1)
                                                   AI = (SIGMA) x y
                                                        n = 0

     where: AI = Additional Indemnity
                 x = Loss
                 y = Proportion
                 n = 0, 1, 2, 3, 4 ...

     Example: if Loss  = $200,000
                         Proportion = 150,000 = 15 %
                                      ---------
                                      1,000,000

AI = (200,000 X 15%) + (200,000 X 15% X 15%) + (200,000 X 15% X 15% X 15%) ...

AI = $30,000 + $4,500 + $675 + $101.25 + $15.19 + $2.28 + $0.34 + $0.05 + $0.008

The Additional Indemnity payable to the Indemnified Party is an amount of $35,294.12

     6.6. Notification. Promptly upon obtaining knowledge thereof, the Indemnified Party shall notify the Indemnifying Party of each Claim which the Indemnified Party has determined has given or could give rise to indemnification under this Section 6, describing such Claim in reasonable detail. In circumstances where the Indemnifying Party is notified of such Claim but not promptly, the Indemnifying Party shall not be relieved from any duty to indemnify and save and hold harmless which otherwise might exist with respect to such Claim unless (and only to that extent) the omission to notify promptly materially prejudices the ability of the Indemnifying Party to exercise its right to defend provided in this Section 6.

     6.7. Defense of Third Party Claims. The Indemnifying Party shall have the right, after receipt of the Indemnified Party's notice under subsection 6.6 hereof with respect to a Third Party Claim and upon giving written notice to the Indemnified Party within ten (10) Business Days of such receipt, and subject to the rights of any insurer or other third party having potential liability therefor, to defend the Third Party Claim at its own cost and expense with counsel of its own selection, provided that:

          6.7.1. the Indemnified Party shall at all times have the right to fully participate in the defense at its own expense;

          6.7.2. the Third Party Claim seeks only monetary damages and does not seek any injunctive or other relief against the Indemnified Party;

          6.7.3. the Indemnifying Party unconditionally acknowledges in writing its obligation to indemnify and save and hold the Indemnified Party harmless with respect to the Third Party Claim, if it is found that such obligation exists; and

          6.7.4. legal counsel chosen by the Indemnifying Party is satisfactory to the Indemnified Party, acting reasonably.

     6.8. Settlement of a Third Party Claim. The Indemnifying Party shall not be permitted to compromise and settle or to cause a compromise and settlement of any Third Party Claim, without the prior written consent of the Indemnified Party, unless:

          6.8.1. the terms of the compromise and settlement require only the payment of money and do not require the Indemnified Party to admit any wrongdoing or take or refrain from taking any action;

          6.8.2. the Indemnifying Party delivers to the Indemnified Party a letter of credit, surety bond or similar security in form and substance satisfactory to the Indemnified Party, acting reasonably, in the amount of such compromise and settlement (including interest and costs, if any, payable pursuant thereto) as security for the payment thereof;

          6.8.3. the Indemnified Party receives, as part of the compromise and settlement, a legally binding and enforceable unconditional satisfaction and release, which is in form and substance satisfactory to the Indemnified Party, acting reasonably; and

          6.8.4. the Third Party Claim and any claim or liability of the Indemnified Party with respect to such Third Party Claim is being fully satisfied because of the compromise and settlement and the Indemnified Party is being released from any and all obligations or liabilities it may have with respect to the Third Party Claim.

     6.9. Waiver of Right to Defend Third Party Claims. If the Indemnifying Party fails:

          6.9.1. within fifteen (15) Business Days from receipt of the notice of a Third Party Claim to give notice of its intention to defend the Third Party Claim in accordance with subsection
                    6.7 hereof, or

          6.9.2.    to comply at any time with any of subsections 6.7.1 through
                    6.7.4 (inclusively) hereof,

then the Indemnifying Party shall be deemed to have waived its right to defend the Third Party Claim and the Indemnified Party shall have the right (but not the obligation) to undertake the defense of the Third Party Claim and compromise and settle the Third Party Claim on behalf, for the account and at the risk and expense of the Indemnifying Party.

     6.10. Direct Claims. If the Indemnifying Party fails to respond in writing to any written notice of a Direct Claim given by the Indemnified Party pursuant to subsection 6.6 hereof, and fails to make an Indemnity Payment to the Indemnified Party within ten (10) Business Days thereof, the Indemnifying Party shall be deemed to have rejected such Direct Claim, in which event the Indemnified Party shall be free to pursue such rights, recourses and remedies as may be available to it.

     6.11. De Minimis, Deductible and Maximum Payment. Notwithstanding anything contained herein:

          6.11.1. the Investors shall not be entitled to indemnification arising under subsection 6.2.2 hereof unless the aggregate of all amounts payable by the Corporation in connection with its indemnification obligations thereunder exceeds ten thousand dollars ($10,000);

          6.11.2. the Corporation shall not be entitled to indemnification arising under subsection 6.3.2 hereof unless the aggregate of all amounts payable by the Investors in connection with their indemnification obligations thereunder exceeds ten thousand dollars ($10,000);

          6.11.3. the amounts payable by the Indemnifying Parties to the Indemnified Parties in connection with their indemnification obligations pursuant to subsection 6.2.2 or 6.3.2, as the case may be, are subject to a cumulative deductible of one hundred thousand dollars ($100,000). For purposes of clarity and without limiting the foregoing, the Indemnified Parties shall not be entitled to any payment unless the aggregate of all the amounts which should have been paid by the Indemnifying Parties to the Indemnified Parties in connection with their indemnification obligations pursuant to subsection 6.2.2 or 6.3.2, as the case may be, is greater than one hundred thousand dollars ($100,000);

          6.11.4. the aggregate amount payable by the Corporation to an Investor in connection with the indemnification obligations pursuant to subsection 6.2. shall be limited to the aggregate of the following amounts (the "Maximum Indemnification Amount") (i) the aggregate subscription price paid by such Investor for all of its Common Shares pursuant to this Agreement; (ii) the aggregate subscription price paid by such Investor for all of its shares in the capital stock of Compositech Canada pursuant to the Subscription Agreement in Compositech Canada; (iii) the aggregate subscription price paid by such Investor for all other shares subscribed for in the capital stock of Compositech Canada; (iv) the aggregate purchase price paid by such Investor for all shares in the capital stock of Compositech Canada purchased from the Corporation; (v) the aggregate amount loaned to Compositech Canada by such Investor; (vi) the aggregate amount paid by such Investor in connection with any guarantees furnished by it on behalf of Compositech Canada and (vii) all other costs and expenses incurred by such Investor in connection with the matters described in items (i) through (vi) above. In the event of a transfer by any Investor to (a) another Investor, (b) a Permitted Transferee (as defined in the Compositech Canada Shareholders Agreement) of such Investor, (c) a Governmental Body of or controlled by the Government of Quebec or (d) a limited partnership controlled by such Investor or by any Governmental Body of or controlled by the Government of Quebec or of which such Investor or any Governmental Body of or controlled by the Government of Quebec holds the majority of the limited partnership units, of any of the shares contemplated in items (i) through (iv) above and/or any of the indebtedness contemplated in items (v) and (vi) above, the Maximum Indemnification Amount in connection with such transferee shall be increased by the portion of the selling Investor's Maximum Indemnification Amount corresponding to the transferred shares and/or indebtedness and the Maximum Indemnification Amount of such selling Investor shall be reduced accordingly.

     6.12. Right of Offset. Without in any way limiting the terms of this
          Section 6, each party shall have the right to offset against all amounts payable from time to time by it to any other party, howsoever arising, including under this Agreement, any amount owing by such other party pursuant to the indemnification obligations contained in this Agreement to the party intending to offset.

     6.13. Cumulative Rights. The rights, recourses and remedies provided to an Indemnified Party under this Section 6 are cumulative with any other right, recourse and remedy such Indemnified Party may have or may hereafter acquire under Applicable Law, and any right, recourse or remedy of such Indemnified Party may be asserted completely against the Indemnifying Party, without regard to the rights, recourses or remedies the Indemnified Party may have against any other Person.

     6.14. Representations and Warranties included in Subscription Agreement in Compositech Canada. The Corporation hereby agrees and confirms that the representations and warranties made by it in this Agreement apply in favour of the Investors as if made in the Subscription Agreement in Compositech Canada. The Corporation hereby acknowledges and confirms that the Investors are relying upon such representations and warranties in connection with the Subscription Agreement in Compositech Canada and would not have entered into the Subscription Agreement in Compositech Canada without such representations and warranties. Without in any way limiting the terms of this Section 6, the Corporation hereby agrees and confirms that any Loss suffered or incurred, directly or indirectly, by the Investors, in connection with their investments in Compositech Canada pursuant to the Subscription Agreement in Compositech Canada or otherwise shall be considered as a Loss for the purposes hereof.

7. COVENANTS OF THE CORPORATION

     7.1. The Corporation hereby covenants and agrees that for as long as an Investor owns any Common Shares, it shall:

          7.1.1. provide all financial information about the Corporation to such Investor in the same manner and on the same terms as provided to its other shareholders;

          7.1.2. pay and discharge all Taxes, when due, unless the Corporation is contesting the payment of such Taxes in good faith;

          7.1.3. keep its Equipment (and those of any of its subsidiaries) in good repair, working order and condition and keep its Assets properly insured;

          7.1.4. keep and maintain Books and Records which are complete and accurate in all material respects, and keep and maintain complete and accurate Tax Returns;

          7.1.5.    comply with all Material Applicable Laws;

          7.1.6. properly maintain and protect its corporate existence and Intellectual Property Rights; and

          7.1.7. ensure that all its employees are bound by confidentiality agreements adequate to protect the Corporation's confidential information.

     7.2. The Corporation hereby covenants and agrees that for as long as the Investors or one or more of the Investors own at least 710,794 Common Shares in the aggregate, it shall, at all reasonable times, allow such Investors to visit any of the Corporation's facilities, inspect the Corporation's Books and Records and the Assets located in such facilities and discuss with its officers the affairs and finances of the Corporation. The number of Common Shares specified above shall be adjusted to take into account changes to the Common Shares occurring from time to time from the date hereof. Such number of Common Shares (or any security or other property or rights such Common Shares may have become) shall be adjusted to take into account any Share Adjustment or Capital Reorganization (as such term is defined in the Stock Exchange Agreement) and the adjustments provided for herein are cumulative and shall be made successively whenever an event referred to in this subsection 7.2 occurs.

     7.3. The Corporation hereby covenants and agrees to forthwith take all necessary action to list the Purchased Securities, to the extent not already listed, on the Nasdaq Small Cap Market and on such other securities exchange or over-the-counter market where the Corporation's Common Shares are listed.

8. GENERAL PROVISIONS

     8.1. Further Documents. Each party upon the request of the others, shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered all such further acts, deeds, documents, assignments, transfers, conveyances, powers of attorney and assurances as may be reasonably necessary or desirable to effect complete consummation of the transactions contemplated by this Agreement.

     8.2. Default Interest. Subject to the provisions of subsection 6.4 hereof, if any party fails to pay any other party any amounts due hereunder within ten (10) days of the due date, the party owing such money shall pay to the party owed such money, from the date such amount was due, interest at the Prime Rate, plus two (2) percentage points, compounded monthly and payable on demand.

     8.3. Successors and Assigns. This Agreement and the provisions hereof shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns. Notwithstanding any provision of this Agreement, the representations and warranties of the Corporation set forth in subsection 4.2 hereof and the covenants of the Corporation set forth in Section 7 hereof shall not benefit any purchaser of any Purchased Securities, except if the purchaser is (i) already an Investor; (ii) a Permitted Transferee (as defined in the Compositech

          Canada Shareholders Agreement) of an Investor; (iii) a Governmental Body of or controlled by the Government of Quebec; or (iv) a limited partnership controlled by an Investor or by any Governmental Body of or controlled by the Government of Quebec or of which an Investor or any Governmental Body of or controlled by the Government of Quebec holds the majority of the limited partnership units.

     8.4. Arbitration. All disputes or controversies between the parties in respect of the validity, interpretation or performance of the provisions of this Agreement shall be definitively dealt with using the rules of conciliation and arbitration of the International Chamber of Commerce, by one or more arbitrators appointed in accordance with said rules, and to the exclusion of any courts, except for injunctive relief and any provisional remedy, including seizure before judgment or attachment, which may be obtained from any court or tribunal having jurisdiction. Any arbitration proceeding required pursuant to the terms thereof shall take place in New York, New York and shall be conducted in both the English and French language. The cost of the arbitration shall be borne in the manner provided for in the arbitration award.

     8.5. Expenses. The parties hereto hereby acknowledge and confirm that all legal fees and expenses incurred by the Investors in connection with this Agreement, the Subscription Agreement in Compositech Canada and all other agreements entered into among the Investors, the Corporation and/or Compositech Canada on the date hereof shall be borne by the Investors and that all legal fees and expenses incurred by the Corporation in connection with this Agreement, the subscription by it for shares of Compositech Canada and all other agreements entered into among the Corporation, the Investors and/or Compositech Canada on the date hereof shall be borne by the Corporation.

     8.6. Notices. All offers, acceptances, rejections, notices, requests, authorizations, permissions directions, demands and other communications hereunder shall be given in writing and shall be given by telecopier, or delivered by hand, to the other party at the following addresses:

if to Devma:         INDUSTRIES DEVMA INC.
                     600, de la Gauchetiere Street West Suite
                     1700 Montreal, Quebec H3B 4L8

                     Attention: President

                     Telecopier: (514) 395-8055
if to Innovatech:    SOCIETE INNOVATECH DU GRAND MONTREAL
                     2020 University Avenue
                     Suite 1527
                     Montreal, Quebec
                     H3A 2A5

                     Attention: President

                     Telecopier: (514) 864-4220

if to FSTQ:          FONDS DE SOLIDARITE DES TRAVAILLEURS DU
                     QUEBEC (F.T.Q.)
                     8717 Berri Street
                     Montreal, Quebec
                     H2M 2T9

                     Attention: Vice President, Legal Affairs

                     Telecopier: (514) 383-2500

                     with a copy to: Senior Vice President, Investments

                     Telecopier: (514) 383-2505

if to Fonds Regional: FONDS REGIONAL DE SOLIDARITE ILE DE MONTREAL, limited partnership

                      255, St-Jacques Street West
                      3rd Floor
                      Montreal, Quebec
                      H2Y 1M6

                      Attention: Managing Director

                      Telecopier: (514) 845-0625

if to the Corporation: COMPOSITECH LTD.
                       120 Ricefield Lane
                       Hauppauge, New York
                       11788-2008, U.S.A.

                       Attention: the President

                       Telecopier: (516) 436-5203
with a copy
in all cases to:       LAPOINTE ROSENSTEIN
                       1250 Rene-Levesque Blvd. West
                       Suite 1400
                       Montreal, Quebec
                       H3B 5E9

                       Attention: Perry Kliot

                       Telecopier: (514) 925-9001

with a copy
in all cases to:       DONOVAN, LEISURE, NEWTON & IRVINE
                       30 Rockefeller Plaza
                       New York, New York
                       10112

                       Attention: Edward F. Cox, Esq.

                       Telecopier: (212) 632-3315

or at such other address as the parties may have previously indicated to the other parties in writing in conformity with the foregoing. Any such notice, request, demand or other communication shall be deemed to have been received on the date of delivery if delivered by hand, or the next Business Day immediately following the date of transmission if sent by telecopier. The original copy of any notice sent by telecopier shall be forwarded to the other party by registered mail, receipt return requested.

     8.7. Time of the essence. Time shall be of the essence in this Agreement.

     8.8. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same document.

     8.9. Language. The parties hereto state their express wish that this Agreement as well as all documentation contemplated hereby or pertaining hereto or to be executed in connection herewith be drawn up in the English language; les parties expriment leur desir explicite a l'effet que cette convention de meme que tous documents envisages par les presentes ou y ayant trait ou qui seront signes relativement aux presentes soient rediges en anglais.

         IN WITNESS WHEREOF, the parties have signed at the place and on the date first hereinabove mentioned.

INDUSTRIES DEVMA INC.

Per: /s/ Louis Riopel
    ------------------------------------
     Louis Riopel

Per: /s/ Michel Beland
    ------------------------------------
     Michel Beland

SOCIETE INNOVATECH DU GRAND MONTREAL

Per: /s/ Hubert Manseau
    ------------------------------------
     Hubert Manseau

FONDS DE SOLIDARITE DES TRAVAILLEURS DU QUEBEC (F.T.Q.)

Per: /s/ Richard Bourget
    ------------------------------------
     Richard Bourget

FONDS REGIONAL DE SOLIDARITE DE MONTREAL, limited partnership, by its general partner, Gestion du Fonds Regional de Solidarite Ile de Montreal Inc.


Per: /s/ Danielle Blanchard
    ------------------------------------
     Danielle Blanchard


COMPOSITECH LTD.


Per: /s/ Jonas Medney
    ------------------------------------
     Jonas Medney

                                                                     Exhibit III

SUBSCRIPTION AGREEMENT MADE AND ENTERED INTO IN THE CITY AND DISTRICT OF MONTREAL, ON THE 16TH DAY OF OCTOBER, 1997

BY AND AMONG:  SOCIETE INNOVATECH DU GRAND MONTREAL, a body politic duly constituted according to An Act respecting Societe Innovatech du Grand Montreal, R.S.Q., ch. S-17.2, having its head office and principal place of business in the City of Montreal, Province of Quebec,

               (hereinafter referred to as "Innovatech")

               PARTY OF THE FIRST PART
               -----------------------


AND: INDUSTRIES DEVMA INC. , a body politic and corporate, duly incorporated according to the Companies Act (Quebec), having its head office and principal place of business in the City of Montreal, Province of Quebec,

               (hereinafter referred to as "Devma")

               PARTY OF THE SECOND PART
               ------------------------


AND: FONDS DE SOLIDARITE DES TRAVAILLEURS DU QUEBEC (F.T.Q), a joint stock company, duly incorporated according to the Act establishing the Fonds de Solidarite des Travailleurs du Quebec (F.T.Q), having its head office and principal place of business in the City of Montreal, Province of Quebec,

               (hereinafter referred to as "FSTQ")

               PARTY OF THE THIRD PART
               -----------------------

AND: FONDS REGIONAL DE SOLIDARITE ILE DE MONTREAL, limited partnership, a limited partnership organized under the laws of the Province of Quebec, herein represented by Gestion du Fonds Regional de Solidarite Ile de Montreal Inc., its general partner, having its head office and principal place of business in the City of Montreal, Province of Quebec,

               (hereinafter referred to as "Fonds Regional")

               PARTY OF THE FOURTH PART
               ------------------------

AND: LAMINES CTEK INC., a body politic and corporate, duly incorporated according to the Canadian Business Corporations Act, having its head office and principal place of business in the City of Montreal, Province of Quebec,

               (hereinafter referred to as the "Corporation")

               PARTY OF THE FIFTH PART
               -----------------------

1.   PREAMBLE

     1.1. WHEREAS each of Innovatech, Devma, FSTQ and Fonds wishes to subscribe for shares from the treasury of the Corporation at the price set forth hereinafter, the whole on the terms and conditions hereinafter set out in this Agreement.

     1.2. WHEREAS concurrently with the execution of this Agreement, Compositech Ltd. entered into a Subscription Agreement with the Corporation (the "Compositech Subscription Agreement") providing for the subscription by Compositech Ltd. for shares from the treasury of the Corporation.

     1.3. WHEREAS concurrently with the execution of this Agreement, each of Innovatech, Devma, FSTQ and Fonds entered into a Subscription Agreement with Compositech Ltd. (the "Subscription Agreement in Compositech") providing for the subscription by each of Innovatech, Devma, FSTQ and Fonds for shares of Compositech Ltd.

     NOW, THEREFORE, THIS AGREEMENT WITNESSETH:


2.   INTERPRETATION

     2.1. Definitions. In this Agreement:

          2.1.1. "Agreement" shall mean this Subscription Agreement and all instruments supplemental hereto or in amendment or confirmation hereof; "herein", "hereof", "hereto", "hereunder" and similar expressions mean and refer to this Agreement and not to any particular Section, subsection or other subdivision; "Section", "subsection" or other subdivision of this Agreement means and refers to the specified Section, subsection or other subdivision of this Agreement;

          2.1.2. "Business Day" shall mean any day, other than a Saturday or Sunday or a day on which the principal commercial banks in the Province of Quebec are not open for business during normal banking hours;

          2.1.3. "Class A Common Shares" shall have the meaning ascribed thereto in the Articles of Incorporation of the Corporation, as amended;

          2.1.4. "Class B Common Shares" shall have the meaning ascribed thereto in the Articles of Incorporation of the Corporation, as amended;

          2.1.5.    "Compositech" shall mean Compositech Ltd.;

          2.1.6. "Compositech Subscription Agreement" shall have the meaning ascribed thereto in subsection 1.2;

          2.1.7. "Devma Shares" shall have the meaning ascribed thereto at subsection 3.3;

          2.1.8. "dollar", "dollars" and the sign "$" shall, unless otherwise indicated, each mean lawful money of Canada;

          2.1.9. "FSTQ Shares" shall have the meaning ascribed thereto at subsection 3.5;

          2.1.10. "Fonds Shares" shall have the meaning ascribed thereto at subsection 3.7;

          2.1.11. "Governmental Body" shall mean (i) any domestic or foreign national, federal, provincial, state, municipal or other government or body, (ii) any multinational, multilateral or international body, (iii) any subdivision, agent, commission, board, instrumentality or authority of any of the foregoing governments or bodies, (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing governments or bodies, or (v) any domestic, foreign, international, multilateral or multinational judicial, quasi-judicial, arbitration or administrative court, tribunal, commission, board or panel;

          2.1.12. "Innovatech Shares" shall have the meaning ascribed thereto in subsection 3.1;

          2.1.13. "Investors" shall mean Innovatech, Devma, FSTQ and Fonds collectively and "Investor" shall mean any one of them;

          2.1.14. "Person" shall mean an individual, partnership, joint venture, trustee, trust, corporation, division of a corporation, unincorporated organization or other entity, entity with judicial personality, Governmental Body, and pronouns when they refer to a Person have a similarly extended meaning;

          2.1.15. "Prime Rate" means the interest rate quoted publicly by the Corporation's regular bankers as the reference rate of interest for commercial demand loans made in Canadian dollars and commonly known as such bank's prime rate, as adjusted from time to time, on the basis of the Prime Rate in effect on the first day of each month;

          2.1.16. "Shareholders Agreement" shall mean the Shareholders Agreement of even date among the parties hereto and Compositech setting forth the terms and conditions which will govern the relationship of the Investors and Compositech as shareholders of the Corporation;

          2.1.17. "Subscription Agreement in Compositech" shall have the meaning ascribed thereto in subsection 1.3.

     2.2. Gender. Any reference in this Agreement to any gender shall include both genders and the neutral, and words used herein importing the singular number only shall include the plural and vice versa.

     2.3. Headings. The division of this Agreement into Sections, subsections and other subdivisions, and the insertion of headings are for convenience of reference only and shall not affect or be utilized in the construction or interpretation of this Agreement.

     2.4. Severability. Any Section, subsection or other subdivision of this Agreement or any other provision of this Agreement which is, or becomes, illegal, invalid or unenforceable shall be severed therefrom and shall be ineffective to the extent of such illegality, invalidity or unenforceability and shall not affect or impair the remaining provisions hereof, which provisions shall be severed from an illegal or unenforceable Section, subsection or other subdivision of this Agreement or any other provisions of this Agreement.

     2.5. Entire Agreement. This Agreement together with any other instruments to be delivered pursuant hereto, constitute the entire agreement among the parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations, and discussions, whether oral or written, among any or all of the parties.

     2.6. Amendments. No amendment of this Agreement shall be binding unless otherwise expressly provided in an instrument duly executed by each of the parties hereto.

     2.7. Waiver. Except as otherwise provided in this Agreement, no waiver of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provisions (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided in an instrument duly executed by the parties.

     2.8. Delays. When calculating the period of time within which or following which any act is to be done or step taken pursuant to this Agreement, the day which is the reference day in calculating such period shall be excluded. If the day on which such delay expires is not a Business Day, then the delay shall be extended to the next succeeding Business Day.

     2.9. Preamble. The preamble hereof shall form an integral part of this Agreement.

     2.10. Governing Law. This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of Quebec and the laws of Canada applicable therein.

3.   SUBSCRIPTIONS

     3.1. Innovatech Subscription. Innovatech hereby subscribes for one hundred seventy-seven thousand seven hundred (177,700) Class A Common Shares (collectively the "Innovatech Shares") of the Corporation's share capital at the aggregate subscription price of $ 1,250,007.03438. The Corporation hereby accepts the subscription of Innovatech for the Innovatech Shares subject to the terms and conditions contained herein.

     3.2. Payment and Issue of Innovatech Shares. Innovatech hereby agrees to remit to the Corporation on the date hereof the aggregate subscription price set forth in subsection 3.1, and the Corporation shall, upon receipt of a cheque for the aggregate subscription price set forth in subsection 3.1, issue the Innovatech Shares to Innovatech and deliver share certificates representing same.

     3.3. Devma Subscription. Devma hereby subscribes for one hundred seventy-seven thousand seven hundred (177,700) Class A Common Shares (collectively the "Devma Shares") of the Corporation's share capital at the aggregate subscription price of $ 1,250,007.03438. The Corporation hereby accepts the subscription of Devma for the Devma Shares subject to the terms and conditions contained herein.

     3.4. Payment and Issue of Devma Shares. Devma hereby agrees to remit to the Corporation on the date hereof the aggregate subscription price set forth in subsection 3.3, and the Corporation shall, upon receipt of a cheque for the aggregate subscription price set forth in subsection 3.3, issue the Devma Shares to Devma and deliver share certificates representing same.

     3.5. FSTQ Subscription. FSTQ hereby subscribes for six hundred thirty nine thousand seven hundred fourteen (639,714) Class A Common Shares (collectively the "FSTQ Shares") of the Corporation's share capital at the aggregate subscription price of $ 4,499,992.96562. The Corporation hereby accepts the subscription of FSTQ for the FSTQ Shares subject to the terms and conditions contained herein.

     3.6. Payment and Issue of FSTQ Shares. FSTQ hereby agrees to remit to the Corporation on the date hereof the aggregate subscription price set forth in subsection 3.5, and the Corporation shall, upon receipt of a cheque for the aggregate subscription price set forth in subsection 3.5, issue the FSTQ Shares to FSTQ and deliver share certificates representing same.

     3.7. Fonds Subscription. Fonds hereby subscribes for seventy one thousand seventy eight (71,078) Class A Common Shares (collectively the "Fonds Shares") of the Corporation's share capital at the aggregate subscription price of $ 499,992.96562. The Corporation hereby accepts the subscription of Fonds for the Fonds Shares subject to the terms and conditions contained herein.

     3.8. Payment and Issue of Fonds Shares. Fonds hereby agrees to remit to the Corporation on the date hereof the aggregate subscription price set forth in subsection 3.7, and the Corporation shall, upon receipt of a cheque for the aggregate subscription price set forth in subsection 3.7, issue the Fonds Shares to Fonds and deliver share certificates representing same.


4.   REPRESENTATIONS AND WARRANTIES

     4.1. Representations and Warranties of the Investors. Each Investor (with respect to itself, and not with respect to the other Investor) hereby represents and warrants severally, but not solidarily, to the Corporation and to the other Investors, and acknowledges and confirms that the Corporation and the other Investors, are relying upon such representations and warranties in connection herewith and would not have entered into this Agreement without such representations and warranties:

          4.1.1. such Investor is duly incorporated, constituted or formed, validly existing and in good standing under the laws of its jurisdiction of incorporation or under the laws pursuant to which it was constituted or formed;

          4.1.2. such Investor has the necessary corporate power and authority to execute this Agreement and to perform its obligations hereunder. The execution of this Agreement by such Investor and the performance by such Investor of its obligations hereunder have been duly authorized by all necessary action on its part and do not require any action or consent of, any registration with, or notification to any Person, or any action or consent under any laws to which such Investor is subject;

          4.1.3. the execution of this Agreement, the consummation of the transactions contemplated herein, the performance by such Investor of its obligations hereunder and the compliance by it with this Agreement do not:

                    4.1.3.1. violate, contravene or breach, or constitute a default under, the constating documents, law or by-laws of such Investor;

                    4.1.3.2. violate, contravene or breach, or constitute a default under any contract, agreement, indenture, instruments, or commitment to which such Investor may be a party, or its properties may be subject, or by which it is bound or affected; or

                    4.1.3.3. violate, contravene or breach any laws to which such Investor is subject;

          4.1.4. neither such Investor nor any of its respective shareholders, directors, officers, employees or agents has employed or incurred any liability to any broker, finder or agent for any brokerage fees, finder's fees, commissions or other amounts with respect to this Agreement or any of the transactions contemplated hereby.

     4.2. Representations and Warranties of the Corporation. The Corporation hereby represents and warrants as follows to each of the Investors and acknowledges and confirms that the Investors are relying upon such representations and warranties in connection herewith and would not have entered into this Agreement without such representations and warranties:

          4.2.1.    the Corporation:

                    4.2.1.1. is duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation; and

                    4.2.1.2. has not carried on any business since its incorporation;

          4.2.2. there are no pending or threatened proceedings, litigation or other adverse claims affecting, or with respect to, the Corporation or its assets;

          4.2.3. the Corporation has the necessary corporate power and authority to execute this Agreement and to perform its obligations hereunder. The execution of this Agreement by the Corporation and the performance by the Corporation of its obligations hereunder have been duly authorized by all necessary action on its part and do not require any actions or consent of, any registration with, or notification to, any Person, or any action or consent under any laws to which the Corporation is subject;

          4.2.4. the execution of this Agreement, the consummation of the transactions contemplated herein, the performance by the Corporation of its obligations hereunder and the compliance by it with this Agreement do not:

                    4.2.4.1. violate, contravene or breach, or constitute a default under, the constating documents or by-laws of the Corporation;

                    4.2.4.2. violate, contravene or breach, or constitute a default under any contract, agreement, indenture, instruments, or commitment to which the Corporation may be a party, or its properties may be subject, or by which it is bound or affected; or

                    4.2.4.3. violate, contravene or breach any applicable laws to which the Corporation is subject;

          4.2.5. the authorized capital of the Corporation consists of an unlimited number of Class A Common Shares and an unlimited number of Class B Common Shares. After giving effect to this Agreement, the Compositech Subscription Agreement and the repurchase of one (1) Class B Common Share held by FSTQ and one (1) Class B Common Share held by Compositech, the only shares of the Corporation which will be issued and outstanding will be the Innovatech Shares, the Devma Shares, the FSTQ Shares, the Fonds Shares and the Compositech Shares (as defined in the Compositech Subscription Agreement) and upon receipt by the Corporation of payment therefor in full, such shares will be issued and outstanding as fully paid and non-assessable;

          4.2.6. no Person has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for the purchase from the Corporation of any securities of the Corporation, other than as provided in the Compositech Subscription Agreement and in the Shareholders Agreement;

          4.2.7. neither the Corporation nor any of its respective directors, officers, employees or agents has employed or incurred any liability to any broker, finder or agent for any brokerage fees, finder's fees, commissions or other amounts with respect to this Agreement or any of the transactions contemplated hereby;

          4.2.8. the Corporation is not a non-resident of Canada within the meaning of the Income Tax Act (Canada).

     4.3. Representations and Warranties of Compositech and Indemnification. Compositech acknowledges that subsection 4.2 and Section 6 of the Subscription Agreement in Compositech shall apply in favour of the Investors as if made in this Agreement. Compositech hereby acknowledges and confirms that the Investors are relying upon such representations and warranties in connection with this Agreement and would not have entered into this Agreement without such representations and warranties.

     4.4. Reliance on Representations and Warranties. Notwithstanding any investigation conducted prior or subsequent to the date hereof, the parties shall be entitled to rely upon the representations and warranties set forth herein and all representations and warranties made by, and all covenants, obligations and agreements of the parties and Compositech, under or pursuant to this Agreement or any other document or certificate delivered in connection therewith, shall survive the date hereof.


5.   OBLIGATIONS OF THE CORPORATION

     5.1. Shares of FSTQ. The Corporation, and its subsidiaries, if any, shall make an annual contribution, together with all of its/their employees residing in Quebec, for the acquisition of shares of FSTQ, on a dollar-for-dollar basis, up to a maximum contribution of $250.00 per annum per employee.

     5.2. "Fondation d'education et de formation economique des travailleurs du Fonds". The Corporation, and its subsidiaries, if any, shall make an annual contribution to the "Fondation d'education et de formation economique des travailleurs du Fonds" in an amount equal to $40.00 per employee per annum.

     5.3. Deductions at source. The Corporation, and its subsidiaries, if any, shall implement a deduction at source procedure enabling the employees of the Corporation, and its subsidiaries, if any, to acquire class A shares of FSTQ by way of direct deductions from each pay cheque and the remittance of such contribution to FSTQ on the date of payment of the salary to such employees.

     5.4. Tax advantages. The Corporation and its subsidiaries, if any, shall accomplish all acts and things necessary to enable an employee, at his discretion, to benefit from the federal and provincial tax advantages with respect to such employee's subscriptions for shares of FSTQ and to advise the employees of the tax election which can be made in connection therewith.

6.   INDEMNIFICATION

     6.1. Definitions. As used in this Section 6:

          6.1.1. "Claim" means any act, omission or state of facts and any demand, action, suit, proceeding, investigation, arbitration, trial, claim, assessment, judgment, settlement or compromise relating thereto which may give rise to a right to indemnification under subsection 6.2 or 6.3 hereof;

          6.1.2. "Direct Claim" means any Claim by an Indemnified Party against an Indemnifying Party which does not result from a Third Party Claim;

          6.1.3. "Indemnifying Party" means any party obligated to provide indemnification under this Agreement pursuant to this
                    Section 6;

          6.1.4. "Indemnified Party" means any party entitled to indemnification under this Agreement pursuant to this
                    Section 6;

          6.1.5. "Indemnity Payment" means the aggregate amount of each Loss required to be paid pursuant to subsection 6.2 or the amount of each Loss required to be paid pursuant to subsection 6.3 hereof;

          6.1.6. "Loss" means any and all loss (including diminution in value), liability, damage (excluding punitive, exemplary, consequential, indirect and incidental damage), cost, expense, charge, fine, penalty or assessment (after taking into account any tax benefit actually received), resulting from or arising out of any Claim, including the costs and expenses of any action, suit, proceeding, demand, assessment, judgment, settlement or compromise relating thereto and all interest, damages, fines and penalties and reasonable attorneys', accountants' and experts' fees and expenses incurred in connection therewith; and

          6.1.7. "Third Party Claim" means any Claim asserted against an Indemnified Party by any Person who is not a party to this Agreement.

     6.2. Indemnification by the Corporation. The Corporation hereby agrees to indemnify and save and hold harmless the Investors from and against any Loss suffered or incurred, directly or indirectly, by the Investors as a result of, arising out of or relating to:

          6.2.1. any violation, contravention or breach of any covenant, agreement or obligation of the Corporation under or pursuant to this Agreement or any other document or certificate delivered to the Investors by or on behalf of the Corporation in connection therewith, as well as any Claim by any Person containing allegations which, if true, would constitute such an event; and

          6.2.2. any incorrectness in, or breach of, any representation or warranty made by the Corporation in this Agreement, or made or to be made in any other document or certificate delivered or to be delivered to the Investors by or on behalf of the Corporation in connection therewith, as well as any Claim by any Person containing allegations which, if true, would constitute such an event.

     6.3. Indemnification by Investors. Each Investor hereby agrees to, severally and not jointly with other Investors, each Investor having made the representations and warranties with respect to itself only, indemnify and save and hold harmless the Corporation from and against any Loss suffered or incurred, directly or indirectly, by it as a result of, arising out of or relating to:

          6.3.1. any violation, contravention or breach of any covenant, agreement or obligation of such Investor under or pursuant to this Agreement or any other document or certificate delivered to the Corporation by or on behalf of such Investor in connection therewith, as well as any Claim by any Person containing allegations which, if true, would constitute such an event; and

          6.3.2. any incorrectness in, or breach of, any representation or warranty made by such Investor in this Agreement, or made or to be made in any other document or certificate delivered or to be delivered to the Corporation by or on behalf of such Investor in connection therewith, as well as any Claim by any Person containing allegations which, if true, would constitute such an event.

     6.4. Payment and Interest. The Indemnifying Party shall reimburse, on demand, to the Indemnified Party the amount of each Loss suffered or incurred by the Indemnified Party, the whole as of the date that the Indemnified Party incurs such Loss, together with interest on such amount(s) from the aforesaid date until payment in full at a rate per annum equal to the Prime Rate, plus two (2) percentage points. Interest shall be calculated and payable monthly on the last day of each month during which any amount in respect of any Loss remained unpaid, both before and after an arbitration award and/or judgment, with interest on overdue interest calculated and payable at the same rate.

     6.5. Notification. Promptly upon obtaining knowledge thereof, the Indemnified Party shall notify the Indemnifying Party of each Claim which the Indemnified Party has determined has given or could give rise to indemnification under this Section 6, describing such Claim in reasonable detail. In circumstances where the Indemnifying Party is notified of such Claim but not promptly, the Indemnifying Party shall not be relieved from any duty to indemnify and save and hold harmless which otherwise might exist with respect to such Claim unless (and only to that extent) the omission to notify promptly materially prejudices the ability of the Indemnifying Party to exercise its right to defend provided in this Section 6.

     6.6. Defense of Third Party Claims. The Indemnifying Party shall have the right, after receipt of the Indemnified Party's notice under subsection 6.5 hereof with respect to a Third Party Claim and upon giving written notice to the Indemnified Party within ten (10) Business Days of such receipt, and subject to the rights of any insurer or other third party having potential liability therefor, to defend the

          Third Party Claim at its own cost and expense with counsel of its own selection, provided that:

          6.6.1. the Indemnified Party shall at all times have the right to fully participate in the defense at its own expense;

          6.6.2. the Third Party Claim seeks only monetary damages and does not seek any injunctive or other relief against the Indemnified Party;

          6.6.3. the Indemnifying Party unconditionally acknowledges in writing its obligation to indemnify and save and hold the Indemnified Party harmless with respect to the Third Party Claim, if it is found that such obligation exists;

          6.6.4. legal counsel chosen by the Indemnifying Party is satisfactory to the Indemnified Party, acting reasonably; and

          6.6.5. the Indemnifying Party delivers a letter of credit, surety bond or similar security in form and substance satisfactory to the Indemnified Party, acting reasonably, in an amount which the Indemnified Party, acting reasonably, determines is sufficient to cover such Third Party Claim as security for the payment of amounts payable by the Indemnifying Party to the Indemnified Party pursuant hereto, inclusive of reasonably estimated interest and costs. Amounts payable by the Indemnifying Party pursuant to a Third Party Claim shall be paid in accordance with the terms of the settlement or judgment, as applicable, but in any event prior to the expiry of any delay for a judgment to become executory.

     6.7. Waiver of Right to Defend Third Party Claims. If the Indemnifying Party fails:

          6.7.1. within fifteen (15) Business Days from receipt of the notice of a Third Party Claim to give notice of its intention to defend the Third Party Claim in accordance with subsection
                    6.6 hereof, or

          6.7.2.    to comply at any time with any of subsections 6.6.1 through
                    6.6.5 (inclusively) hereof,

then the Indemnifying Party shall be deemed to have waived its right to defend the Third Party Claim and the Indemnified Party shall have the right (but not the obligation) to undertake the defense of the Third Party Claim and compromise and settle the Third Party Claim on behalf, for the account and at the risk and expense of the Indemnifying Party.

     6.8. Direct Claims. If the Indemnifying Party fails to respond in writing to any written notice of a Direct Claim given by the Indemnified Party pursuant to subsection 6.5 hereof, and fails to make an Indemnity Payment to the Indemnified Party within ten

          (10) Business Days thereof, the Indemnifying Party shall be deemed to have rejected such Direct Claim, in which event the Indemnified Party shall be free to pursue such rights, recourses and remedies as may be available to it.

     6.9. Right of Offset. Without in any way limiting the terms of this Section 6, each party shall have the right to offset against all amounts payable from time to time by it to the other party, howsoever arising, including under this Agreement, any amount owing by such other party pursuant to the indemnification obligations contained in this Agreement to the party intending to offset.

     6.10.Cumulative Rights. The rights, recourses and remedies provided to an Indemnified Party under this Section 6 are cumulative with any other right, recourse and remedy such Indemnified Party may have or may hereafter acquire under Applicable Law, and any right, recourse or remedy of such Indemnified Party may be asserted completely against the Indemnifying Party, without regard to the rights, recourses or remedies the Indemnified Party may have against any other Person.

7.   GENERAL PROVISIONS

     7.1. Further documents. Each party upon the request of the others, shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered all such further acts, deeds, documents, assignments, transfers, conveyances, powers of attorney and assurances as may be reasonably necessary or desirable to effect complete consummation of the transactions contemplated by this Agreement.

     7.2. Default Interest. Subject to the provisions of subsection 6.4 hereof and subsection 6.4 of the Subscription Agreement in Compositech, if any party fails to pay any other party any amounts due hereunder within ten (10) days of the due date, the party owing such money shall pay to the party owed such money, from the date such amount was due, interest at the Prime Rate, plus two (2) percentage points, compounded monthly and payable on demand.

     7.3. Successors and assigns. This Agreement and the provisions hereof shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

     7.4. Arbitration. All disputes or controversies between the parties (including Compositech) in respect of the validity, interpretation or performance of the provisions of this Agreement shall be definitively dealt with using the rules of conciliation and arbitration of the International Chamber of Commerce, by one or more arbitrators appointed in accordance with said rules, and to the exclusion of any courts, except for injunctive relief and any provisional remedy, including seizure before judgment, which may be obtained from any court or tribunal having jurisdiction. Any arbitration proceeding required pursuant to the terms hereof shall take place in Montreal, Quebec and shall be conducted in both the English and French language. The cost of arbitration shall be borne in the manner provided for in the arbitration award.

     7.5. Notices. All offers, acceptances, rejections, notices, requests, authorizations, permissions, directions, demands and other communications hereunder shall be given in writing and shall be given by telecopier, or delivered by hand, to the other party at the following addresses:

        if to Devma:      INDUSTRIES DEVMA INC.
                          600, de la Gauchetiere Street West
                          Suite 1700
                          Montreal, Quebec
                          H3B 4L8

                          Attention: President

                          Telecopier: (514) 395-8055


        if to Innovatech: SOCIETE INNOVATECH DU GRAND MONTREAL
                          2020 University Avenue
                          Suite 1527
                          Montreal, Quebec
                          H3A 2A5

                          Attention: President and Chief Executive Officer

                          Telecopier: (514) 864-4220

        if to FSTQ:       FONDS DE SOLIDARITE DES TRAVAILLEURS DU QUEBEC (F.T.Q)
                          8717 Berri Street
                          Montreal, Quebec
                          H2M 2T9

                          Attention: Vice President, Legal Affairs

                          Telecopier: (514) 383-2500

                          with a copy to: Senior Vice President, Investments

                          Telecopier: (514) 383-2505
        if to Fonds:       FONDS REGIONAL DE SOLIDARITE ILE DE MONTREAL,
                           limited partnership
                           255, St-Jacques Street West
                           3rd Floor
                           Montreal, Quebec
                           H2Y 1M6

                           Attention: Managing Director

                           Telecopier: (514) 845-0625


        if to the
        Corporation:       LAMINES CTEK INC.
                           600 de la Gauchetiere Street West Suite 1700
                           Montreal, Quebec H3B 4L8

                           Attention:  Chairman and President

                           Telecopier: (514) 395-8055

        if to Compositech: COMPOSITECH LTD.
                           120 Ricefield Lane
                           Hauppauge, New York
                           11788-2008, U.S.A.

                           Attention: the President

                           Telecopier: (516) 436-5203

        with a copy in
        all cases to:      DONOVAN, LEISURE, NEWTON & IRVINE
                           30 Rockefeller Plaza
                           New York, New York
                           10112

                           Attention: Edward F. Cox, Esq.

                           Telecopier: (212) 632-3315
       with a copy in
       all cases to:       LAPOINTE ROSENSTEIN
                           1250 Rene-Levesque Blvd. West
                           Suite 1400
                           Montreal, Quebec
                           H3B 5E9

                           Attention: Me Perry Kliot

                           Telecopier: (514) 925-9001



or at such other address as the parties may have previously indicated to the other parties in writing in conformity with the foregoing. Any such notice, request, demand or other communication shall be deemed to have been received on the date of delivery if delivered by hand, or the next Business Day immediately following the date of transmission if sent by telecopier. The original copy of any notice sent by telecopier shall be forwarded to the other party by registered mail, receipt return requested.

     7.6. Time of the essence. Time shall be of the essence in this Agreement.

     7.7. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same document.

     7.8. Language. The parties hereto state their express wish that this Agreement as well as all documentation contemplated hereby or pertaining hereto or to be executed in connection herewith be drawn up in the English language; les parties expriment leur desir explicite a l'effet que cette convention de meme que tous documents envisages par les presentes ou y ayant trait ou qui seront signes relativement aux presentes soient rediges en anglais.

     IN WITNESS WHEREOF, the parties have signed at the place and on the date first hereinabove mentioned.

LAMINES CTEK INC.                           INDUSTRIES DEVMA INC.


Per: /s/ Louis Riopel                       Per:  /s/ Michel Beland
     ------------------------------             -------------------------------
         Louis Riopel                                 Michel Beland


                                            Per:  /s/ Louis Riopel
                                                -------------------------------
                                                      Louis Riopel

SOCIETE INNOVATECH DU                       FONDS DE SOLIDARITE DES
GRAND MONTREAL                              TRAVAILLEURS DU QUEBEC (F.T.Q.)


Per: /s/ Hubert Manseau                     Per:  /s/ Richard Bourget
     ------------------------------             -------------------------------
         Hubert Manseau                               Richard Bourget



FONDS REGIONAL DE SOLIDARITE ILE DE MONTREAL, limited partnership, by its general partner, Gestion du Fonds Regional de Solidarite
Ile de Montreal Inc.


Per: /s/ Danielle Blanchard
    -------------------------------
         Danielle Blanchard

                                  INTERVENTION

     THE UNDERSIGNED INTERVENES TO THESE PRESENTS, agrees to be bound by the provisions of subsections 4.3 and 4.4 of this Agreement which are applicable to it and takes cognizance of the provisions of Section 5 of this Agreement.

     Montreal, this 16th day of October, 1997.

COMPOSITECH LTD.


Per: /s/ Jonas Medney
    -----------------------
         Jonas Medney

                                                                      Exhibit IV


STOCK EXCHANGE AGREEMENT MADE AND ENTERED INTO IN THE CITY AND DISTRICT OF MONTREAL, ON THE 16TH DAY OF OCTOBER, 1997

BY AND AMONG:  COMPOSITECH LTD., a body corporate, duly incorporated according to the laws of the State of Delaware, having its head office and principal place of business in the Hamlet of Hauppauge, State of New York,

               (hereinafter referred to as the "Company")

               PARTY OF THE FIRST PART
               -----------------------

AND: SOCIETE INNOVATECH DU GRAND MONTREAL, a body politic, duly constituted according to An Act respecting Societe Innovatech du Grand Montreal, R.S.Q., ch. S-17.2, having its head office and principal place of business in the City of Montreal, Province of Quebec,

               (hereinafter referred to as "Innovatech")

               PARTY OF THE SECOND PART
               ------------------------

AND: INDUSTRIES DEVMA INC., a body politic and corporate, duly incorporated according to the Companies Act (Quebec), having its head office and principal place of business in the City of Montreal, Province of Quebec,

               (hereinafter referred to as "Devma")

               PARTY OF THE THIRD PART
               -----------------------

AND: FONDS DE SOLIDARITE DES TRAVAILLEURS DU QUEBEC (F.T.Q), a joint stock company, duly incorporated according to the Act establishing the Fonds de Solidarite des Travailleurs du Quebec (F.T.Q), having its head office and principal place of business in the City of Montreal, Province of Quebec,

               (hereinafter referred to as "Fonds")

               PARTY OF THE FOURTH PART
               ------------------------

AND: FONDS REGIONAL DE SOLIDARITE ILE DE MONTREAL, limited partnership, a limited partnership organized under the laws of the Province of Quebec, herein represented by Gestion du Fonds Regional de Solidarite Ile de Montreal Inc., its general partner, having its head office and principal place of business in the City of Montreal, Province of Quebec,

               (hereinafter referred to as "FR")

               PARTY OF THE FIFTH PART
               -----------------------


PREAMBLE

     WHEREAS concurrently with the execution of this Agreement, Innovatech, Devma, Fonds, FR and the Company have subscribed for common shares in the capital stock of Lamines CTEK Inc. ("Canco");

     WHEREAS the Company has agreed to grant to each of Innovatech, Devma, Fonds and FR the right to exchange their common shares in the capital stock of Canco for common shares in the capital stock of the Company on the terms and conditions set out in this Stock Exchange Agreement;

     WHEREAS Innovatech, Devma, Fonds and FR have agreed to grant to the Company the right to cause Innovatech, Devma, Fonds and FR to exchange their common shares in the capital stock of Canco for common shares in the capital stock of the Company on the terms and conditions set out in this Stock Exchange Agreement.

NOW, THEREFORE, THIS AGREEMENT WITNESSETH:

DEFINITIONS

     Definitions. In this Agreement:

          "Adjusted Aggregate Distress Common Shares" shall mean the total number of Common Shares which would be issued to each Purchaser upon the exchange of its Total Distress Canco Shares in accordance with subsections 3.4 and 3.5 hereof;

          "Adjusted Aggregate Initial Common Shares" shall mean the total number of Common Shares which would be issued to each Purchaser upon the exchange of all of its Initial Canco Shares in accordance with subsections 3.4 and 3.5 hereof;

          "Adjusted Aggregate Project Common Shares" shall mean the total number of Common Shares which would be issued to each Purchaser upon the exchange of its Total Project Canco Shares in accordance with subsections 3.4 and 3.5 hereof;

          "Adjusted Aggregate Subsequent Common Shares" shall mean the total number of Common Shares which would be issued to each Purchaser upon the exchange of its Total Subsequent Canco Shares in accordance with subsections 3.4 and 3.5 hereof;

          "Adjustment Commencement Date" shall mean (i) with respect to the Initial Canco Shares and the Project Canco Shares, the date hereof; (ii) with respect to the Distress Canco Shares, the date agreed to between the Purchaser in question and the Company at the same time as the price per Common Share provided for in paragraph 2.1.44 hereof is agreed upon, failing which, the date the advance (which resulted in the issuance of such Distress Canco Shares upon the conversion provided for in subsection 12.9 of the Shareholders Agreement) was initially made by such Purchaser pursuant to Section 12 of the Shareholders Agreement; and (iii) with respect to the Subsequent Canco Shares, the date of issuance thereof;

          "Agreement" shall mean this Stock Exchange Agreement and all instruments supplemental hereto or in amendment or confirmation hereof; "herein", "hereof", "hereto", "hereunder" and similar expressions mean and refer to this Agreement and not to any particular Section, subsection or other subdivision; "Section", "subsection" or other subdivision of this Agreement means and refers to the specified Section, subsection or other subdivision of this Agreement;

          "Average Closing Price Per Common Share" shall mean the weighted average closing price per Common Share for the sixty trading (60) days immediately preceding the date on which the determination must be made on Nasdaq (Small Cap Market) or if the Common Shares are not listed on Nasdaq (Small Cap Market), on any stock exchange on which the Common Shares are listed, or if the Common Shares are not listed on either Nasdaq (Small Cap Market) or any stock exchange, in the over-the-counter market. In the event that the Common Shares are listed on more than one exchange (including Nasdaq Small Cap Market), in order to calculate the closing price per Common Share on each day, the average of the closing price per Common Share on all the exchanges will be used;

          "BusinessDay" shall mean any day, other than a Saturday or Sunday or a day on which the principal commercial banks in the State of New York or the Province of Quebec are not open for business during normal banking hours;

          "Canco" shall have the meaning ascribed thereto in subsection 1.1;

          "Canco Shares" shall mean the Initial Canco Shares, the Project Canco
               Shares, the Distress Canco Shares and the Subsequent Canco Shares, collectively;

          "Capital Reorganization" shall mean (i) any reclassification of any Common Shares at any time outstanding or change of any Common Shares into other shares or into other securities or other capital reorganization (other than a Share Reorganization); (ii) any amalgamation, consolidation or merger of the Company with or into any other corporation or other entity (other than a consolidation, amalgamation or merger which does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares or securities); (iii) any transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or other entity;

          "Charges"shall mean any security interest, hypothec, prior claim, lien, charge, pledge, encumbrance, mortgage, adverse claim or title retention agreement of any nature or kind whatsoever;

          "Closing" shall mean the closing of any exchange of any Canco Shares for Common Shares;

          "Closing Date" shall mean the date of each Closing;

          "Common Shares" shall mean the Company's common stock having the rights, privileges and preferences as set forth in the Restated Certificate of Incorporation of the Company dated February 18, 1997, provided however, that in the event of a Recapitalization, "Common Shares" shall thereafter mean the shares, securities or other property or rights which a Purchaser is entitled to receive in accordance with subsection 3.5 upon the exchange referred to in subsection 3.2 or 3.3;

          "Company SEC Documents" shall have the meaning ascribed thereto in paragraph 6.1.1;

          "Company Shares" shall mean any class of shares of the Company's stock;

          "Currency Exchange Rate" means the noon rate as reported by the Bank of Canada, for the conversion of Canadian dollars into US dollars;

          "Distress Canco Shares" shall mean the common shares in the capital stock of Canco issued to any of the Purchasers pursuant to
               Section 12 of the Shareholders Agreement;

          "dollar","dollars" and the sign "$" shall, unless otherwise indicated, each mean lawful money of the United States;

          "Exchange Act" shall mean the Securities Exchange Act of 1934 (United
               States), as amended from time to time;

          "Exchange Rate" shall mean at any time, the number of Common Shares that each Purchaser shall be entitled to receive for each Canco Share from time to time pursuant to subsection 3.4;

          "Exchange Right" shall have the meaning ascribed thereto in subsection
               3.2;

          "Forced Closing" shall have the meaning ascribed thereto in subsection
               5.4;

          "Forced Exchange" shall have the meaning ascribed thereto in subsection 3.3;

          "Forced Exchange Conditions" shall have the meaning ascribed thereto in subsection 5.1;

          "Forced Exchange Notice" shall have the meaning ascribed thereto in subsection 5.2;

          "Initial Canco Shares" shall mean the 1,066,192 class "A" common shares in the capital stock of Canco issued to the Purchasers on the date hereof;

          "Notice of Exchange" shall have the meaning ascribed thereto in subsection 4.1;

          "Person" shall mean an individual, corporation, company, partnership, trust, unincorporated association, entity with judicial personality, governmental authority or any other entity recognized by law and pronouns when they refer to a Person shall have a similarly extended meaning;

          "Project Canco Shares" shall mean the common shares in the capital stock of Canco issued to any of the Purchasers pursuant to
               Section 11 of the Shareholders Agreement;

          "Purchasers" shall mean Innovatech, Devma, Fonds and FR and all transferees of Canco Shares of Innovatech, Devma, Fonds or FR (other than the Company) in accordance with the Shareholders Agreement, collectively and "Purchaser" shall mean any one of them;

          "Purchaser's Sale Notice" shall have the meaning ascribed thereto in subsection 5.3;

          "Recapitalization" shall have the meaning ascribed thereto in subsection 3.5;

          "Registration Rights Agreement" shall mean the registration rights agreement of even date among the Purchasers and the Company providing for the obligation of the Company to register the Common Shares of the Purchasers;

          "Share Reorganization" shall mean (i) any issue of Company Shares or securities exchangeable for or convertible into Company Shares to any holders of Common Shares as a stock dividend; (ii) any distribution on any of its outstanding Common Shares payable in Company Shares or securities exchangeable for or convertible into Company Shares; (iii) any subdivision, redivision or change of its outstanding Common Shares into a greater number of Common Shares; or (iv) any reduction, combination or consolidation of its outstanding Common Shares into a smaller number of Common Shares;

          "SEC" shall mean the United Stated Securities and Exchange Commission;

          "SEC Documents" shall mean the documents filed by the Company with the SEC at any time;

          "Securities Act" shall mean the Securities Act of 1933 (United
               States), as amended from time to time;

          "Shareholders Agreement" shall mean the memorandum of agreement of even date between the parties hereto and Canco setting forth the terms and conditions which will govern the relationship of the shareholders of Canco.

          "Special Distribution" shall mean any issue, distribution or dividend to any holders of Common Shares of any securities or other property or rights (other than a cash dividend payable in the ordinary course of the Company's business), which does not constitute a Share Reorganization;

          "Subsequent Canco Shares" shall mean the common shares in the capital stock of Canco to be issued to any of the Purchasers pursuant to
               Section 13 of the Shareholders Agreement;

          "Total Distress Canco Shares" shall mean the total number of Distress
               Canco Shares issued to a Purchaser on a given date upon the conversion of any or all of the advance made by such Purchaser, the whole as contemplated in subsection 12.9 of the Shareholders Agreement;

          "Total Distress Common Shares" shall mean the quotient obtained when dividing the (i) aggregate subscription price paid by a Purchaser for the Distress Canco Shares on a given date (being the dollar amount of the advance made by such Purchaser and any interest accrued thereon which is being converted for such Distress Canco Shares pursuant to subsection 12.9 of the Shareholders Agreement) converted into US dollars at the Currency Exchange Rate on the date such advance was initially made by such Purchaser pursuant to Section 12 of the Shareholders Agreement by (ii) a price per Common Share to be negotiated in good faith by such Purchaser and the Company on or prior to the date such advance is made by such Purchaser. If, however, no agreement is reached by the date of such advance, the denominator referred to in (ii) above shall be the Average Closing Price Per Common Share as calculated on the date such advance was initially made by such Purchaser pursuant to Section 12 of the Shareholders Agreement (the denominator determined pursuant to (ii) above or the denominator determined in accordance with the last sentence of this paragraph 2.1.44 being hereinafter referred to as the "Distress Price Per Common Share");

          "Total Initial Common Shares" shall mean the quotient obtained when dividing the (i) aggregate subscription price paid by each Purchaser for its Initial Canco Shares converted into US dollars at the Currency Exchange Rate on that date by (ii) $5.09;

          "Total Project Canco Shares" shall mean the total number of Project
               Canco Shares issued to a Purchaser on a given date pursuant to
               Section 11 of the Shareholders Agreement;

          "Total Project Common Shares" shall mean the quotient obtained when dividing the (i) aggregate subscription price and/or consideration paid by a Purchaser for the Total Project Canco Shares on a given date converted into US dollars at the Currency Exchange Rate on that date by (ii) $5.09;


          "Total Subsequent Canco Shares" shall mean the total number of Subsequent Canco Shares issued to a Purchaser on a given date pursuant to Section 13 of the Shareholders Agreement;

          "Total Subsequent Common Shares" shall mean the quotient obtained when dividing the (i) aggregate subscription price paid by a Purchaser for the Subsequent Canco Shares on a given date converted into US dollars at the Currency Exchange Rate on that date by (ii) the Average Closing Price Per Common Share as determined on the date of the subscription by such Purchaser for such Subsequent Canco Shares (the "Subsequent Average Closing Price Per Common Share");

          "Voluntary Closing" shall have the meaning ascribed thereto in subsection 4.1;

          "Weighted Average Price Per Common Share" shall have the meaning ascribed thereto in Schedule 2.1.51;

AUTHORIZATION AND EXCHANGE OF CANCO SHARES

          Authorization. Prior to the date hereof, the Company has authorized the exchange and issuance, in accordance with the terms hereof, of up to one million two hundred thousand (1,200,000) Common Shares.

          Voluntary Exchange of Canco Shares. Subject to the terms and conditions hereof, each Purchaser shall have the right to exchange, at any time and from time to time, all or part of its Canco Shares for Common Shares at the Exchange Rate (the "Exchange Right").

          Forced Exchange of Canco Shares. Subject to the terms and conditions hereof, the Company shall have the right to require all (and not less than all) of the Purchasers to exchange all (and not less than all) of their Canco Shares for Common Shares at the Exchange Rate (the "Forced Exchange"), it being understood that this right may only be exercised by the Company for all of the Canco Shares held by all the Purchasers.

          Exchange Rate. Subject to subsections 3.5 and 3.7, the Company shall issue to each Purchaser upon delivery by such Purchaser of (i) each Initial Canco Share, one (1) Common Share; (ii) each Project Canco Share, that number of Common Shares as is equal to the quotient obtained when dividing the Total Project Common Shares of such Purchaser by the Total Project Canco Shares of such Purchaser; (iii) each Distress Canco Share, that number of Common Shares as is equal to the quotient obtained when dividing the Total Distress Common Shares of such Purchaser by the Total Distress Canco Shares of such Purchaser; and (iv) each Subsequent Canco Share, that number of Common Shares as is equal to the quotient obtained when dividing the Total Subsequent Common Shares of such Purchaser by the Total Subsequent Canco Shares of such Purchaser. In the event that Project Canco Shares, Distress Canco Shares or Subsequent Canco Shares are issued on more than one occasion, the Exchange Rate will be determined separately at the time of each issuance and, as a consequence, the Exchange Rate may not be the same for all Project Canco Shares, all Distress Canco Shares or all Subsequent Canco Shares.

          Adjustment to the Number of Common Shares. The number of Common Shares to be issued upon the exchange referred to in subsection 3.2 or
               3.3 shall be adjusted to take into account changes to and dilutive events in respect of the Common Shares occurring during the period from the Adjustment Commencement Date until the date of such exchange. Such adjustment shall be made such that the Purchasers shall be issued such number of Common Shares (or any security or other property or rights such Common Shares may have become) as shall be equal to the number of Common Shares (or such security or other property or rights which the Common Shares may have become) the Purchasers would have been issued in the aggregate if they had exercised the Exchange Right or if the Company had exercised the Forced Exchange upon the Adjustment Commencement Date and the Purchasers had owned such shares from the Adjustment Commencement Date until the date of the exchange. For greater clarity, but without limiting the generality of the foregoing, if the Company shall undertake a Share Reorganization, Capital Reorganization or Special Distribution (collectively, a "Recapitalization") prior to the issuance of the Common Shares to the Purchasers upon the exchange referred to in subsection 3.2 or 3.3, each Purchaser shall receive upon the exchange referred to in subsection 3.2 or
               3.3 such number of Common Shares or securities or other property or rights as such Purchaser would have received following such Recapitalization had such Purchaser been issued its Common Shares pursuant to any exchange prior to such Recapitalization and had subsequently participated fully in such Recapitalization. The adjustments provided for herein are cumulative and such adjustments shall be made successively whenever an event referred to in this subsection 3.5 occurs.

          Officer's Statement. Whenever the Exchange Rate is adjusted as provided in subsection 3.5, the Company shall forthwith send to each Purchaser a statement, signed by an officer of the Company, describing in reasonable detail the facts giving rise to such adjustment, as well as the new Exchange Rate. This statement shall be accompanied by a letter from the auditors of the Company confirming the new Exchange Rate. If a dispute arises with respect to any adjustment in the Exchange Rate, such dispute shall be settled by arbitration in the manner provided in subsection 8.4 hereof.

          Fractional Shares. No fractional Common Shares shall be issued upon the exchange of the Canco Shares pursuant to subsection 3.2 or
               3.3. In lieu of issuing any fractional Common Shares to any Purchaser upon such exchange, the Company shall pay to such Purchaser a cash adjustment in respect thereof in an amount equal to the product obtained when multiplying the Average Closing Price Per Common Share calculated on the date of the exchange by the fraction of the Common Share which would otherwise have been issued.

EXCHANGE RIGHT

          Voluntary Closing. Each closing of the exchange of the Canco Shares for Common Shares pursuant to subsection 3.2 (the "Voluntary Closing") shall be held at the offices of the Company in Hauppauge, New York, at 10:00 a.m., local time, fifteen (15) Business Days after receipt by the Company of a properly completed and executed notice of exchange in the form attached hereto as Schedule "4.1" (the "Notice of Exchange") on behalf of any Purchaser or at such other time and place upon which the Company and such Purchaser shall mutually agree.

          Delivery. At each Voluntary Closing, each Purchaser who has given a Notice of Exchange shall surrender the certificate or certificates for the Canco Shares contemplated therein duly endorsed. Thereupon, the Company shall issue and deliver at such office to such Purchaser a certificate or certificates for the number of Common Shares to which such Purchaser is entitled pursuant to subsection 3.4. Such exchange shall be deemed to have been made at the close of business on the date of receipt by the Company of the Notice of Exchange and the Purchaser entitled to receive Common Shares issuable upon such exchange shall be treated for all purposes as the record-holder of such Common Shares on the date of receipt by the Company of the Notice of Exchange.

          Conditions Precedent to Voluntary Closing. The obligation of each
               Purchaser to proceed with each Voluntary Closing is subject to each of the conditions hereinbelow set forth being satisfied as of the Closing Date all of which are agreed to be material and are inserted for the exclusive benefit of such Purchaser, and may be waived in whole or in part by such Purchaser, provided that any waiver to be effective must be in writing:

               the representations and warranties of the Company contained in this Agreement shall be true and correct in all respects as if made at and as of the date of such Closing;

               the Company shall have complied with all its covenants,
                    obligations and agreements contained in this Agreement;

               provided that the Notice of Exchange contemplates the exchange of all of such Purchaser's Canco Shares, such Purchaser shall have been released from all guarantees furnished by it on behalf of Canco and Canco shall have repaid to such Purchaser all amounts loaned by such Purchaser to Canco, together with all interest accrued thereon prior to the Closing Date;

               provided that the Notice of Exchange contemplates the exchange of all of such Purchaser's Canco Shares, the Company and Canco shall have released such Purchaser from all claims which they or either of them has or may have against such Purchaser for matters arising out of its association with Canco prior to the Closing Date;

               the Company shall have furnished to such Purchaser an opinion addressed to it and dated the date of such Closing
               from Donovan Leisure Newton & Irvine or other United States counsel to the Company acceptable to such Purchaser, covering substantially the same matters as were covered in the opinion furnished by such counsel to the Purchasers on the date hereof;

               the Company shall have furnished to such Purchaser an officer's certificate certifying that the representations and warranties of the Company contained in this Agreement are true and correct in all respects as if made at and as of the date of such Closing and confirming that the Company has complied with all its covenants, obligations and agreements contained in this Agreement;

               the Company shall have delivered to such Purchaser all consents and approvals of all Persons required in order to consummate the transactions contemplated by the exchange set forth in subsection 3.2 and this Section 4. In addition, and without limiting the generality of the foregoing, the consents of the ministries of the governments of Quebec and Canada responsible for the financial assistance to be provided to Canco by the Entente Auxiliaire Canada-Quebec sur le developpement industriel (1991) pursuant to a letter agreement dated April 22, 1997 and accepted by Canco on May 19, 1997 (the "Entente Canada-Quebec Consents") and the consent of any lender of Canco shall have been delivered to such Purchaser; and

               if a demand registration in accordance with subsection 4.1 of the Registration Rights Agreement is requested by such Purchaser within five (5) Business Days following receipt by the Company of the Notice of Exchange, the Company shall have filed all appropriate registration statements or resale registration statements required by the Registration Rights Agreement in connection with the Common Shares to be issued to such Purchaser upon the exercise of the Exchange Right and same shall have been declared effective.

          Failure to Satisfy Conditions Precedent to Voluntary Closing. In the event that any of the conditions precedent set forth in subsection 4.3 hereof shall not have been fulfilled and/or performed as of the Closing Date, each Purchaser may, at its option, either (i) advise the Company that it shall not proceed with the exchange of its Canco Shares as contemplated in the Notice of Exchange or (ii) proceed with the exchange of such Canco Shares, in either case without prejudice to such Purchaser's rights, recourses and remedies.

          Failure to Satisfy Certain Condition Precedent to Voluntary Closing.
               Notwithstanding the provisions of subsection 4.4, in the event that the only condition precedent not to have been fulfilled and/or performed as of the Closing Date is the condition precedent set forth in paragraph 4.3.8, then each of the Purchasers may, at its option, either (i) proceed with the exchange of its Canco Shares, without prejudice to its rights, recourses and remedies or (ii) postpone the Closing Date until this condition precedent is fulfilled and/or performed, provided that if same is not fulfilled and/or performed within 90 days of the original Closing Date, then each of the Purchasers shall be entitled to exercise either of the options set forth in subsection 4.4.

FORCED EXCHANGE

          Conditions to Exercise Forced Exchange. The Company shall have the right to exercise the Forced Exchange only if the following conditions (the "Forced Exchange Conditions") are met at the time the Forced Exchange Notice (as hereinafter defined) is given, at the time a Purchaser's Sale Notice (as hereinafter defined), if any, is given and on the Closing Date:

               the Average Closing Price Per Common Share is at least 150% of the Weighted Average Price Per Common Share in respect of each Purchaser;

               Canco's manufacturing facility in Montreal, Quebec has been completed and is operating at its normal capacity during the immediately preceding three consecutive months, normal capacity for any three month period being both manufacturing and shipping of 2,475,000 square feet of laminates during such three month period in response to firm orders received by Canco in the normal course of business justifying the manufacturing of such quantity of laminates;

          Notice of Forced Exchange. Should the Company wish to require all of the Purchasers to exchange all of their Canco Shares for Common Shares, it shall be obliged to provide the Purchasers with a notice to that effect (the "Forced Exchange Notice") together with evidence that the conditions set forth in paragraphs 5.1.1 and 5.1.2 have been met on that day.

          Purchaser's Sale. Each of the Purchasers shall have fifteen (15)
               Business Days from receipt of the Forced Exchange Notice in which to notify the Company (the "Purchaser's Sale Notice") that it wishes to sell all or a portion of its Common Shares (including, without limitation, the Common Shares to be issued to such Purchaser upon the Forced Exchange) at a price per Common Share at least equal to the Average Closing Price Per Common Share calculated on the date of such Purchaser's Sale Notice. In the event that any Purchaser so notifies the Company, the Company shall be obliged to purchase for cancellation or cause a third party to purchase such Common Shares in the manner provided for in this Section 5.

          Forced Closing. The closing of the exchange of the Canco Shares for Common Shares pursuant to subsection 5.1 (the "Forced Closing") shall be held at the offices of the Company in Hauppauge, New York, at 10:00 a.m., local time, twenty (20) Business Days after receipt by the Purchasers of the Forced Exchange Notice or at such other time and place upon which the Company and the Purchasers shall mutually agree.

          Condition Precedent to Forced Closing. The obligation of the
               Purchasers to proceed with the Forced Closing is subject to each of the conditions hereinbelow set forth being satisfied as of the Closing Date all of which are agreed to be material and are inserted for the exclusive benefit of the Purchasers and may be waived in whole or in part by the Purchasers, provided that any waiver to be effective must be in writing:

               the representations and warranties of the Company contained in this Agreement shall be true and correct in all respects as if made at and as of the date of the Closing;

               the Company shall have complied with all its covenants,
                    obligations and agreements contained in this Agreement;

               the Purchasers shall have been released from all guarantees furnished by them on behalf of Canco and Canco shall have repaid to each of the Purchasers all amounts loaned by such Purchaser to Canco, together with all interest accrued thereon prior to the Closing Date;

               the Company and Canco shall have released the Purchasers from all claims which they have or either of them has or may have against the Purchasers or any of them for matters arising out of their association with Canco prior to the Closing Date;

               the Company shall, if required by any Purchaser in accordance with such Purchaser's Sale Notice, purchase for cancellation or cause a third party to purchase that number of Common Shares held by such Purchaser (including, without limitation, the Common Shares to be issued to such Purchaser upon the Forced Exchange) as is set out in such Purchaser's Sale Notice at a price per Common Share at least equal to the Average Closing Price Per Common Share calculated on the date of such Purchaser's Sale Notice. The purchase price for such Common Shares shall be payable in cash on the Closing Date concurrently with the Forced Closing;

               the Company shall have furnished to the Purchasers an opinion addressed to them and dated the date of the Closing from Donovan Leisure Newton & Irvine or other United States counsel to the Company acceptable to such Purchasers, covering substantially the same matters as were covered in the opinion furnished by such counsel to the Purchasers on the date hereof;

               the Company shall have furnished to the Purchasers an officer's certificate (i) certifying that the representations and warranties of the Company contained in this Agreement are true and correct in all respects as if made at and as of the Closing Date and that the conditions set forth in paragraphs
                    5.1.1 and 5.1.2 hereof continue to be true and correct as of the Closing Date and (ii) confirming that the Company has complied with all its covenants, obligations and agreements contained in this Agreement;

               the Company shall have delivered to the Purchasers all consents and approvals of all Persons required in order to consummate the transactions contemplated by the Forced Exchange, each Purchaser's Sale Notice and this Section 5. In addition, and without limiting the generality of the foregoing, the Entente Canada-Quebec Consents and the consent of any lender of Canco shall have been delivered to the Purchasers; and

               if a demand registration in accordance with subsection 4.1 of the Registration Rights Agreement is requested by such Purchaser within five (5) Business Days following receipt of the Forced Exchange Notice, the Company shall have filed all appropriate registration statements or resale registration statements required by the Registration Rights Agreement in connection with the Common Shares to be issued upon the Forced Exchange and same shall have been declared effective.

     Failure to Satisfy Conditions Precedent to Forced Closing. In the event that any of the conditions precedent set forth in subsections 5.5 hereof shall not have been fulfilled and/or performed as of the Closing Date, each of the Purchasers may, at its option, either (i) advise the Company that it refuses to proceed with the exchange of its Canco Shares or (ii) proceed with the exchange of its Canco Shares, in either case, without prejudice to its rights, recourses and remedies. In the event, however, that one or more but less than all of the Purchasers exercises the option set forth in (i) above, then the Company shall have the right not to proceed with the Closing of the Forced Exchange of the Canco Shares held by the other Purchasers who wished to proceed therewith, in which case such other Purchasers shall be deemed to have exercised the option set forth in (i) above.

     Failure to Satisfy Certain Condition Precedent to Forced Closing.
          Notwithstanding the first sentence of subsection 5.6, in the event that the only condition precedent not to have been fulfilled and/or performed as of the Closing Date is the condition precedent set forth in paragraph 5.5.9, then each of the Purchasers may, at its option, either (i) proceed with the exchange of its Canco Shares, without prejudice to its rights, recourses and remedies; or (ii) postpone the Closing Date until this condition precedent is fulfilled and/or performed, provided that if same is not fulfilled and/or performed within 90 days of the original Closing Date, then each of the Purchasers shall be entitled to exercise either of the options set forth in the first sentence of subsection 5.6. In the event, however, that one or more but less than all of the Purchasers exercises the option set forth in (i) above, then the Company shall have the right not to proceed with the Closing of the Forced Exchange of the Canco Shares held by the other Purchasers who wish to proceed therewith, in which case such other Purchasers shall be deemed to have exercised the option set forth in (ii) above.

     Delivery. At the Forced Closing, the Purchasers shall surrender the certificates representing all of the Canco Shares, duly endorsed. Thereupon, the Company shall issue and deliver to the Purchasers certificates for the number of Common Shares to which the Purchasers are entitled pursuant to subsection 3.4. Such exchange shall be deemed to have been made at the close of business on the date of receipt by the Purchasers of the Forced Exchange Notice and the Purchasers shall be treated for all purposes as the record-holders of such Common Shares on the date of receipt by the Purchasers of the Forced Exchange Notice. In addition, in the event that any Purchaser has provided the Company with its Purchaser's Sale Notice, such Purchaser shall also surrender the certificates representing all of the Common Shares which it wishes to sell, duly endorsed, against payment of the purchase price therefor.

REPRESENTATIONS, WARRANTIES, ACKNOWLEDGEMENTS
         AND COVENANTS OF THE COMPANY

     Representations and Warranties. The Company hereby represents and warrants to each of the Purchasers, as of the date hereof, the following:

          Public Filings. The Company has delivered to the Purchasers accurate and complete copies (excluding copies of exhibits) of each report, registration statement (on a form other than Form S-8) and definitive proxy statement filed by the Company with the SEC between July 2, 1996 and the date the representation or warranty is made (the "Company SEC Documents"). As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be; and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

          Financial Statements. The consolidated, if applicable, financial statements contained in the Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods covered, except as may be indicated in the notes to such financial statements and (in the case of unaudited statements) as permitted by Form 10-Q of the SEC, and except that unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end audit adjustments; and (iii) fairly present the financial position of the Company as of the respective dates thereof and the consolidated, if applicable, results of operations of the Company for the periods covered thereby.

          Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware. The Company has full power and authority to own and operate its properties and assets, and to carry on its business as presently conducted and as presently proposed to be conducted.

          Corporate Power. The Company has all requisite legal and corporate power and authority to execute and deliver this Agreement and to carry out and perform its obligations under the terms of this Agreement. Without limiting the generality of the foregoing, all corporate action on the part of the Company, its directors and shareholders necessary (i) for the authorization, execution, delivery and performance of this Agreement by the Company, (ii) for the authorization, issuance and delivery of the Common Shares pursuant to this Agreement and (iii) for the purchase for cancellation by the Company or the sale to the third party of each Purchaser's Common Shares in connection with its Purchaser's Sale Notice has been taken prior to the execution hereof.

          Offering Valid. Assuming the accuracy of the representations and warranties of the Purchasers contained in Section 7 hereof, the offer, sale and issuance of the Common Shares pursuant to this Agreement is or will be exempt from the registration requirements of the Securities Act and all state "blue sky" laws or has been or will have been registered or qualified under the registration, permit or qualification requirements of all applicable federal and state securities laws.

          Binding Agreement. This Agreement, when executed and delivered by the Company, shall constitute a valid and binding obligation of the Company, enforceable in accordance with its terms, subject to laws of general application affecting creditors' rights and the exercise of judicial discretion in accordance with general equitable principles.

          Issuance of Common Shares. The issuance of Common Shares pursuant to this Agreement is and will not be subject to any preemptive rights or rights of first refusal. When issued in compliance with the provisions of this Agreement and the Restated Certificate of Incorporation of the Company dated February 18, 1997, as amended, the Common Shares will be validly issued, fully paid and non-assessable, and will be free of all Charges and restrictions on transfer other than restrictions on transfer under state and/or federal securities laws at the time a transfer by a Purchaser is proposed.

          Consents. No consent, approval, authorization, order, registration or qualification of or with any federal or state court or governmental agency or body or any Person is required to enter into this Agreement or for the consummation by the Company of the transactions contemplated by this Agreement, except such consents, approvals, authorizations, orders, registrations or qualifications which have been obtained by the Company prior to the date hereof;

          Compliance with Laws. The Company is not in violation of any law, ordinance, administrative or governmental rule or regulation or court decree applicable to it, and is not in violation with any term or condition of, and has not failed to obtain, any license, permit, franchise or other administrative or governmental authorization necessary to the ownership of its property or to the conduct of its business, which violation, non-compliance or failure to obtain, individually or in the aggregate, would adversely affect the consummation by the Company of the transactions contemplated by this Agreement;

          Compliance with Other Instruments. The execution and delivery of this Agreement and the fulfilment of the terms hereof do not result in a breach of, do not conflict with, and do not constitute a default under, whether after notice or lapse of time, (i) any statute, rule or regulation applicable to the Company; (ii) any court judgment, decree or order binding the Company; or (iii) the constituent documents and by-laws of the Company.

          Reservation of Stock. The Company has reserved up to one million two hundred thousand (1,200,000) Common Shares for issuance hereunder.

          Brokers or Finders. The Purchasers have not incurred and will not incur, directly or indirectly, as a result of any action taken by the Company any liability for any brokerage fees, finder's fees, or agents' commissions or other similar charges in connection with this Agreement.

     Covenants of the Company. The Company hereby covenants as follows:

          SEC Documents. As soon as practicable after the filing of any SEC
               Documents, and in any event within twenty (20) days thereafter, the Company will furnish each of the Purchasers with such SEC Documents;

          Reservation of Stock. So long as any Canco Shares remain outstanding, the Company will at all times reserve and keep available, solely for issuance and delivery upon the exercise of the Exchange Right or the Forced Exchange, all Common Shares issuable from time to time upon such exchange;

          Listing of Shares. Promptly after the issuance of the Common Shares to any of the Purchasers pursuant to this Agreement, if the Company's securities are publicly traded, the Company shall take all necessary action to list such

               Common Shares, to the extent not already listed, on the Nasdaq Small Cap Market and on such other securities exchange or over-the-counter market where the Company's securities are listed;

          Securities Act Exemption. The Company shall use its best efforts to cause the issuance of the Common Shares to any Purchaser pursuant to this Agreement to be made pursuant to such exemption or exemptions from registration under the Securities Act as may be reasonably requested by such Purchaser;

          Notice and Information Rights. The Company shall from the date hereof deliver to each Purchaser such information and notices as the Company is required to deliver to the holders of Common Shares of the Company pursuant to the Company's Restated Certificate of Incorporation dated February 18, 1997, as amended, or otherwise.

          Declaration of Dividends. The Company shall at least ninety (90) days prior to the declaration of any dividend (other than a stock dividend), advise each Purchaser or same in writing.

          Recapitalization. The Company shall at least ninety (90) days prior to any Recapitalization, advise each Purchaser of same in writing.

REPRESENTATIONS, WARRANTIES AND ACKNOWLEDGEMENTS
         OF THE PURCHASERS

     Representation and Warranties. Each Purchaser hereby, severally and not jointly and severally, represents and warrants to the Company as follows:

          Investment. In each case, it is acquiring the right to acquire, and will acquire, Common Shares as provided in this Agreement, as well as any share it may acquire from another Purchaser, for investment for its own account (or for the account of any of the other Purchasers), and not with the view to, or for resale in connection with, any distribution thereof.

          Title to Canco Shares. It is upon the date hereof the owner of record of its Canco Shares and shall be upon each Closing Date the owner (both beneficially and of record) of its Canco Shares. It will have upon each Closing Date good and marketable title to the Canco Shares and the absolute right, power and capacity to transfer and deliver the Canco Shares to the Company pursuant to this Agreement, free and clear of all Charges.

          Brokers or Finders. The Company has not incurred and will not incur, directly or indirectly, as a result of any action taken by such Purchaser any brokerage fees, finder's fees, agents' commissions or other similar charges in connection with this Agreement.

     Acknowledgements. Each Purchaser hereby makes the following acknowledgements:

          Registration. It understands that neither the right to acquire, nor any acquisition of, Common Shares as provided in this Agreement has been, or will be, registered or qualified under the Securities Act or under any applicable U.S. state securities laws, in reliance on specific exemptions from the registration provisions of the Securities Act and such laws, the availability of which depends upon, among other things, the bona fide nature of its investment intent and the accuracy of the other representations and acknowledgments set forth in this Section 7.1.1.

          Non-transferability. It acknowledges that any Common Shares actually acquired pursuant to this Agreement must be held by it indefinitely unless a subsequent disposition thereof is registered and/or qualified under the Securities Act and applicable U.S. state securities laws or, in the opinion of Purchaser's counsel reasonably satisfactory to the Company, exempt from such registration and/or qualification.

          Accredited Investor. It is an "accredited investor" within the meaning of Rule 501 under the Securities Act.

          Legends. It understands that the certificates representing Common
               Shares will bear a legend containing the restrictions referred to in paragraphs 7.1.1 and 7.1.2 above.

GENERAL PROVISIONS

     Governing Law. This Agreement shall be governed in all respects by the laws of the State of New York as they are applied to agreements entered into in New York between New York residents and performed entirely within New York.

     Further Documents. Each party upon the request of the others, shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered all such further acts, deeds, documents, assignments, transfers, conveyances, powers of attorney and assurances as may be reasonably necessary or desirable to effect complete consummation of the transactions contemplated by this Agreement.

     Successors and Assigns. The provisions hereof shall enure to the benefit of and be binding upon the parties hereto and their respective successors, assigns, heirs, executors and administrators. Notwithstanding the foregoing, the Company shall not be entitled to assign its rights hereunder. The parties hereto hereby confirm that each transferee of any Canco Shares shall benefit from the Exchange Rights contemplated in this Agreement provided that the transfer of such Canco Shares was made in conformity with the Shareholders Agreement.

         Arbitration. All disputes or controversies between the parties in respect of the validity, interpretation or performance of the provisions of this Agreement shall be definitively dealt with using the rules of conciliation and arbitration of the International Chamber of Commerce, by one or more arbitrators appointed in accordance with said rules, and to the exclusion of any courts, except for any injunctive relief and any provisional remedy, including seizure before judgment or attachment, which may be obtained from any court or tribunal having jurisdiction. Any arbitration proceeding required pursuant to the terms hereof shall take place in New York, New York and shall be conducted in both the English and French language. The cost of the arbitration shall be borne in the manner provided for in the arbitration award.

         Notices. All offers, acceptances, rejections, notices, requests, authorizations, permissions, directions, demands and other communications hereunder shall be given in writing and shall be given by telecopier, or delivered by hand, to the other parties at the following addresses:

     If to Devma:       INDUSTRIES DEVMA INC.
                        600 de la Gauchetiere Street West
                        Suite 1700
                        Montreal, Quebec H3B 4L8

                        Attention: President

                        Telecopier: (514) 395-8055

     if to Innovatech:  SOCIETE INNOVATECH DU GRAND MONTREAL
                        2020 University Avenue
                        Suite 1527
                        Montreal, Quebec
                        H3A 2A5

                        Attention: President and Chief Executive Officer

                        Telecopier: (514) 864-4220
if to Fonds:            FONDS DE SOLIDARITE DES TRAVAILLEURS
                        DU QUEBEC (F.T.Q.)
                        8717 Berri Street
                        Montreal, Quebec
                        H2M 2T9

                        Attention: Vice President, Legal Affairs

                        Telecopier: (514) 383-2500

                        with a copy to: Senior Vice President, Investments

                        Telecopier: (514) 383-2505

if to FR:               FONDS REGIONAL DE SOLIDARITE ILE DE
                        MONTREAL, limited partnership
                        255 St-Jacques Street West
                        3rd Floor
                        Montreal, Quebec
                        H2Y 1M6

                        Attention: Managing Director

                        Telecopier: (514) 845-0625

if to the Company:      COMPOSITECH LTD.
                        120 Ricefield Lane
                        Hauppauge, New York
                        11788-2008

                        Attention:  the President

                        Telecopier: (516) 436-5203

with a copy in all
 cases to:              LAPOINTE ROSENSTEIN
                        1250 Rene-Levesque Blvd. West
                        Suite 1400
                        Montreal, Quebec
                        H3B 5E9

                        Attention: Me Perry Kliot

                        Telecopier: (514) 925-9001
with a copy in all
 cases to:              DONOVAN LEISURE NEWTON & IRVINE
                        30 Rockefeller Plaza
                        New York, New York
                        10112

                        Attention: Edward F. Cox, Esq.

                        Telecopier: (212) 632-3315

or at such other address as the parties may have previously indicated to the other parties in writing in conformity with the foregoing. Any such notice, request, demand or other communication shall be deemed to have been received on the date of delivery if delivered by hand, or the next Business Day immediately following the date of transmission if sent by telecopier. The original copy of any notice sent by telecopier shall be forwarded to the other parties by registered mail, receipt return requested.

     Time of the Essence. Time shall be of the essence in this Agreement.

     Delays. When calculating the period of time within which or following which any act is to be done or step taken pursuant to this Agreement, the day which is the reference day in calculating such period shall be excluded. If the day on which such delay expires is not a Business Day, then the delay shall be extended to the next succeeding Business Day.

     Entire Agreement; Amendment. This Agreement and the Shareholders Agreement and the other documents delivered pursuant hereto constitute the full and entire understanding and agreement among the parties with regard to the subjects hereof and thereof, and no party shall be liable or bound to any other party in any manner by any warranties, representations or covenants except as specifically set forth herein or therein. In the event that any provision of this Agreement conflicts with any provision of the Shareholders Agreement, the former provision shall prevail. Except as expressly provided herein, neither this Agreement nor any term hereof may be amended, other than by a written instrument signed by all the parties hereto.

     Gender. Any reference in this Agreement to any gender shall include both genders and the neutral, and words used herein importing the singular number only shall include the plural and vice versa.

     Headings.The division of this Agreement into Sections, subsections and other subdivisions, and the insertion of headings are for convenience of reference only and shall not affect or be utilized in the construction or interpretation of this Agreement.

     Waiver. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

     Preamble. The preamble hereof shall form an integral part of this Agreement.

     Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same document.

     Severability. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision.

     IN WITNESS WHEREOF, the parties have signed at the place and on the date first hereinabove mentioned.


INDUSTRIES DEVMA INC.                FONDS DE SOLIDARITE DES
                                     TRAVAILLEURS DU QUEBEC (F.T.Q.)


Per:    /s/ Louis Riopel             Per: /s/  Richard Bourget
    ----------------------------         ----------------------------
       Louis Riopel                       Richard Bourget

Per:    /s/ Michel Beland
    ----------------------------
       Michel Beland



SOCIETE INNOVATECH DU GRAND          FONDS REGIONAL DE SOLIDARITE
MONTREAL                             ILE DE MONTREAL, limited partnership,
                                     by its general partner, Gestion du Fonds
                                     Regional de Solidarite Ile de Montreal Inc.


Per:    /s/ Hubert Manseau           Per:  /s/ Danielle Blanchard
    ----------------------------         ---------------------------
      Hubert Manseau                       Danielle Blanchard


COMPOSITECH LTD.


Per:   /s/  Jonas Medney
    ----------------------------
      Jonas Medney

                                                        Stock Exchange Agreement
                                                                Compositech Ltd.

                                  SCHEDULE 4.1

                               NOTICE OF EXCHANGE


     In accordance with the terms of that certain Stock Exchange Agreement, dated October 16, 1997, by and among Compositech Ltd. (the "Company") and the Purchasers (as defined therein) (the "Stock Exchange Agreement"), notice is hereby given pursuant to subsection 4.1 of the Stock Exchange Agreement that the undersigned Purchaser elects to exchange ______________ Initial Canco Shares (as defined in the Stock Exchange Agreement), _________________ Project Canco Shares (as defined in the Stock Exchange Agreement), ________________ Distress Canco Shares (as defined in the Stock Exchange Agreement) and/or ______________ Subsequent Canco Shares (as defined in the Stock Exchange Agreement), representing ___% of the Initial Canco Shares, ___% of the Project Canco Shares, ___% of the Distress Canco Shares and ___% of the Subsequent Canco Shares, as the case may be, held by such Purchaser on the date hereof, for the number of Common Shares (as defined in the Stock Exchange Agreement) calculated pursuant to the relevant provisions of the Stock Exchange Agreement.


Date:______________________, _______ .


                               PURCHASER


                               Per:__________________________________________

                               Print Name:___________________________________

                               Title:________________________________________

                                                        Stock Exchange Agreement
                                                                Compositech Ltd.

                                 SCHEDULE 2.1.51


                    WEIGHTED AVERAGE PRICE PER COMMON SHARE =


(Total Initial Common Shares of each Purchaser x $5.09) + (Total Project Common Shares of each Purchaser x $5.09) + (Total Distress Common Shares of each Purchaser x Distress Price Per Common Share of each Purchaser) ("A") + (Total Subsequent Common Shares of each Purchaser x Subsequent Average Closing Price Per Common Share) ("B")


Adjusted Aggregate Initial Common Shares of each Purchaser + Adjusted Aggregate Project Common Shares of each Purchaser + Adjusted Aggregate Distress Common Shares of each Purchaser + Adjusted Aggregate Subsequent Common Shares of each Purchaser.

In the event that Distress Canco Shares or Subsequent Canco Shares are issued on more than one occasion, the determination of A and B in the numerator mentioned above shall be calculated separately on each occasion and then aggregated.

                                                                       Exhibit V


                                    AGREEMENT


     For one dollar ($1.00) and other good and valuable consideration paid by each of Societe Innovatech du Grand Montreal, Industries Devma Inc., Fonds de Solidarite des travailleurs du Quebec (F.T.C.) and fonds Reginal de Solidarite de Montreal, limited partnership (collectively the "Investors") to Compositech Ltd. (the "Corporation"), the receipt and sufficiency of which is hereby acknowledged by the Corporation, the Corporation hereby covenants and agrees that it shall, upon the request of the Investors, use its best efforts to nominate for election by its stockholders, cause the election of and thereafter continue in office, one person designated by the Investors to serve on the Corporation's Board of Directors (the "Investors' Nominee"); provided, however, that (i) the Investors' Nominee shall have experience commensurate with serving as a director of the Corporation, and (ii) the Investors' Nominee shall not at the time of designation or at any time thereafter be, or have been, involved in any legal proceedings which would be required to be disclosed pursuant to Item 401(f) of Regulation S-K (17 C.F.R. ss.229) in a filing with the United States Securities and Exchange Commission. Subject to the terms of this Agreement, the Corporation shall continue to include in the Board of Directors slate of nominees for election as a director of the Corporation at its annual meeting of stockholders, any special meeting of stockholders or by consent of stockholders in lieu of a meeting, the Investors' Nominee. If the Investors' Nominee is unable to serve, subject to the foregoing proviso, the Corporation shall use its best efforts to elect as a director another person designated by the Investors.

     For one dollar ($1.00) and other good and valuable consideration paid by each of the Investors, as well as by the Corporation (as set forth below), to each of Fred E. Klimpl and Jonas Medney (collectively the "Principal Shareholders"), the receipt and sufficiency of which is hereby acknowledged by each of the Principal Shareholders, each of the Principal Shareholders hereby covenants and agrees solely in his capacity as a shareholder of the Corporation to vote his shares of the capital stock of the Corporation in a manner so as to give effect to the foregoing paragraph. In the event, however, that an Investors' Nominee is not acceptable to the Principal Shareholders, acting reasonably, without regard to whether to proviso of the foregoing paragraph has been satisfied, the Principal Shareholders shall advise the Investors of same in writing within 48 hours of being provided with such information generally required in regard to a director of a corporation pursuant to Item 401 of Regulation S-K in respect to the proposed Investors' Nominee, whereupon the Investors shall designate another person if they wish the Principal Shareholders to vote in favor of the Investors' Nominee. The right provided to the Principal Shareholders in the preceding sentence may be exercised only once with respect to each meeting or consent pursuant to which the Corporation's stockholders are being asked to vote for nominees to the Board of Directors of the Corporation; thereafter, in the case of any such meeting or consent where such right has been exercised, the Principal Shareholder shall not be entitled to refuse the next proposed Investors' Nominee in accordance with the above sentence.

                                                                       Exhibit V

     As further conditions of the Corporation's and the Principal Shareholders' obligations under this Agreement, (i) the Investors shall cooperate in and bear the entire cost (including the reasonable legal expenses of the Corporation and/or the Principal Shareholders) of providing in a timely manner all information that is required to be disclosed in, and, to the extent required by law, shall cause to have prepared and filed, a Statement on Schedule 13D under the Exchange Act and any and all amendments required with respect thereto (the "Schedule 13D") as may be required by virtue of this Agreement and the Investors' investment in the Corporation, and (ii) each of the Investors severally agrees to indemnify and hold harmless, to the extent permitted by law, each of the Principal Shareholders from and against any and all liabilities, losses, damages, settlements, claims, costs or expenses, including, without limitation, reasonable attorneys' fees (collectively, "Liabilities") under U.S. Federal, state or local laws arising out of or due to (A) any untrue statement or alleged untrue statement of a material fact by such Investor contained in the
Schedule 13D of (B) any omission or alleged omission by such Investor to state in the Schedule 13D a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As consideration for the Principal Shareholders entering into this agreement, the Corporation agrees to indemnify and hold harmless, to the extent permitted by law, each Principal Shareholder from and against all Liabilities under U.S. Federal, state or local laws arising out of or due to the Principal Shareholder's compliance with the terms of this Agreement. Such agreement by the Corporation to indemnify shall survive any cancellation or termination, or the invalidity or unenforceability of, the remaining terms hereof.

     This Agreement shall terminate on the date on which the Investors own less than the number of shares of Common Stock of the Corporation in the aggregate as is specified in Section 7.2 of the Subscription Agreement of even date herewith among the Investors and the Corporation, as such number of shares may be adjusted in accordance with the terms of Section 7.2 of the Subscription Agreement.

     Notwithstanding any of the foregoing, nothing shall prevent the Corporation's directors or officers, acting individually or collectively, from taking any action required for such directors or officers to discharge their fiduciary duties to the Corporation and its shareholders. All notices and other communications hereunder shall be given in writing and shall be given by telecopier, or delivered by hand, to the other parties at their respective addresses set forth herein. Any such notice or other communication shall be deemed to have been received on the date of delivery if delivered by hand, or the next business day immediately following the date of transmission if sent by telecopier. The original copy of any notice sent by telecopier shall be forwarded to the other parties by registered mail, receipt return requested.

     As used in this Agreement, the "Investor" shall include a transferee of shares of Common Stock of the Corporation owned by the Investors which transferee is: (i) a corporation, all of the shares of which are owned by any Investor, both as registered owned and as beneficial owner; ((ii) a governmental body of or controlled by

                                                                       Exhibit V

the Government of Quebec; or (iii) a limited partnership controlled by an Investor or by any governmental body of or controlled by the Government of Quebec or of which an Investor or any governmental body of or controlled by the Government of Quebec holds the majority of the limited partnership units.

     This Agreement shall be governed in all respects by the laws of the State of New York as they are applied to agreements entered into in New York between New York residents and performed entirely within New York.

                                                                       Exhibit V




     IN WITNESS WHEREOF, the parties have signed at the place and on the date first herinabove mentioned.


COMPOSITECH LTD.


Per: /s/ Jonas Medney                 /s/ Fred E. Klimpl
     -------------------------        ---------------------------
     Jonas Medney                     Fred E. Klimpl

Address:                              Address:
120 Ricefield Lane                    120 Ricefield Lane
Hauppauge, New York                   Hauppauge, New York
11788-2008, U.S.A.                    11788-2008, U.S.A.
Attention:  the President             Attention:  Fred E. Klimpl
                                      Telecopier: (516) 436-5203


SOCIETE INNOVATECH DU                 FONDS DE SOLIDARITE DES
GRAND MONTREAL                        TRAVAILLEURS DU QUEBEC (F.T.Q.)

Per: /s/ Hubert Manseau          Per: /s/ Richard Bourget
     -------------------------        ---------------------------
     Hubert Manseau                   Richard Bourget, Senior Vice
                                      President, Investments

Address:                              Address:
2020 University Avenue                8717 Berri Street
Suite 1527                            Montreal, Quebec
Montreal, Quebec                      H2M2T9
H3A2A5                                Attention: Vice President, Legal Affairs
Attention: President and Chief        Telecopier:  (514) 383-2500
Executive Officer                     with a copy to:  Senior Vice President,
Telecopier:  (514) 864-4220           Investments
                                      Telecopier: (514) 383-2505

                                                                       Exhibit V

INDUSTRIES DEVMA, INC.                FONDS REGIONAL DE
SOLIDARITE ILE DE
Per: /s/ Louis Riopel                 MONTREAL, by its general partner,
    -------------------------         Gestion du Fonds Regional de Solidarite
        Louis Riopel                  Ile de Montreal Inc.

Per:    /s/ Michel Beland             Per: /s/ Danielle Blanchard
     -------------------------            ----------------------------
        Michel Beland                      Danielle Blanchard


Address:                              Address:
600, de la Gauchetiere Street West    255, St-Jacques Street West
Suite 1700                            3rd Floor
Montreal, Quebec                      Montreal, Quebec
H3B4L8                                H2Y1M6
Attention:  President                 Attention:  Managing Directors
Telecopier:  (514) 395-8055           Telecopier:  (514) 845-0625

                                                                      Exhibit VI


AGREEMENT ENTERED INTO AT MONTREAL, PROVINCE OF QUEBEC, THIS 17th DAY OF OCTOBER, 1997


AMONG: INDUSTRIES DEVMA INC., having its principal place of business at 600 de La Gauchetiere West, Suite 1700, Montreal, Quebec, H3B 4L8

         (hereinafter referred to as "Devma")

         PARTY OF THE FIRST PART
         -----------------------


AND: SOCIETE INNOVATECH DU GRAND MONTREAL, a body politic duly constituted according to the Act respecting Societe
         Innovatech du Grand Montreal (L.Q. 1992, C. 33), having its principal place of business at 2020 University Street, Suite 1527, in the City and District of Montreal, Quebec,

         (hereinafter referred to as "Innovatech")

         PARTY OF THE SECOND PART
         ------------------------


AND: FONDS DE SOLIDARITE DES TRAVAILLEURS DU QUEBEC (F.T.Q.), a legal person duly constituted according to the Act establishing the Fonds de solidarite des travailleurs du
         Quebec (F.T.Q.), having its head office at 8717 Berri
         Street, Montreal, Quebec, H2M 2T9,

         (hereinafter referred to as "Fonds")

         PARTY OF THE THIRD PART
         -----------------------


AND: FONDS REGIONAL DE SOLIDARITE ILE DE MONTREAL, limited partnership, a limited partnership organized pursuant to the laws of Quebec, represented herein by its general partner, Gestion du Fonds Regional de Solidarite Ile de Montreal
         Inc., having its principal place of business at 255
         St-Jacques Street West, 3rd floor, Montreal, Quebec,

         (hereinafter referred to as "Fonds regional")

         PARTY OF THE FOURTH PART
         ------------------------

         (Each party shall also be designated herein as the "Investor". Where the term "Investors" is used, this term includes Devma, Innovatech, Fonds and Fonds regional acting.)

                       THE PARTIES HAVE AGREED AS FOLLOWS:

     1. Pursuant to the Lamines CTEK Inc. (Compositech Canada) and Compositech Ltd. (Compositech US) transaction, each of Devma and Innovatech invested $3,749,992.96562 in Compositech US and each of Fonds and Fonds regional invested $7.03438 in Compositech US, for a total participation of $7,500,000, being 1,066,192 common shares in the capital of Compositech US. Each of Devma and Innovatech invested $1,250,007.03438 in Compositech Canada, Fonds invested $4,499,992.96562 in Compositech Canada and Fonds regional invested $499,992.96562 in Compositech Canada, for a total participation of $7,500,000, being 1,066,192 Class "A" shares of the capital of Compositech Canada. The present Agreement solely contemplates the shares issued at the time of such subscriptions.

     2. The terms and conditions of the Compositech Canada and Compositech US transaction are provided for in various agreements entered into between the Investors and Compositech US for the purposes of Compositech Canada and Compositech US, namely the Compositech US subscription agreement, the Compositech Canada subscription agreement, the Compositech Canada shareholders agreement and the exchange agreement. The present Agreement shall be read together with the Compositech Canada shareholders agreement, with respect to those rules governing the relationship between the Investors.

     3.   The allocation of the capital is as follows:

          In Compositech Canada :

          ======================================================================
                  Name                          Amount        Number of shares
          ----------------------------------------------------------------------
          Devma                            $1,250,007.03438        177,700
          ----------------------------------------------------------------------
          Innovatech                       $1,250,007.03438        177,700
          ----------------------------------------------------------------------
          Fonds                            $4,499,992.96562        639,714
          ----------------------------------------------------------------------
          Fonds regional                     $499,992.96562         71,078
          ----------------------------------------------------------------------
          Compositech US                         $7,500,000      1,066,192
          ======================================================================
          TOTAL                                 $15,000,000      2,132,384
          ======================================================================

          In Compositech US

          ======================================================================
                    Name                           Amount      Number of shares
          ----------------------------------------------------------------------
          Devma                              $3,749,992.96562       533,095
          ----------------------------------------------------------------------
          Innovatech                         $3,749,992.96562       533,095
          ----------------------------------------------------------------------
          Fonds                                      $7.03438             1
          ----------------------------------------------------------------------
          Fonds regional                             $7.03438             1
          ======================================================================

     4. The issue price per share for the shares of Compositech US and Compositech Canada was set at $7.03438. The shares of both Compositech US and of Compositech Canada, were issued at an identical issue price in order to facilitate the eventual exchange of shares on a share per share basis at the time such exchange is effected pursuant to the exchange agreement entered into between the Investors and Compositech US or the reallocation of shares of Compositech Canada or Compositech US among the Investors.

          The present Agreement exclusively contemplates the 710,792 shares held by Fonds and Fonds regional in the capital of Compositech Canada and the 533,095 shares held by Devma and the 533,095 shares held by Innovatech in the capital of Compositech US.

          For the purposes herein, Fonds and Fonds regional hereby represent to the other Investors that they are acting together through Fonds. Fonds regional represents that it has granted to Fonds a proxy for the purpose of all matters related to Compositech Canada and/or Compositech US and in particular all matters relating to the present Agreement.

     5. Notwithstanding the allocation set forth in paragraph 3 and independent of the allocation of the capital and the number of shares held by each Investor in the capital of Compositech US and Compositech Canada, the objective of the Investors is to have, at a given time, an equal position with respect to shares in Compositech US and Compositech Canada, Fonds and Fonds regional to be considered together. Moreover, independent of the actual allocation, each Investor (Fonds regional with/and through Fonds) shall have identical rights from the date hereof regarding voting, dividends and other privileges attached to the shares of Compositech Canada and regarding dividends and other privileges attached to the shares of Compositech US.

     6.   Dividends

          Any dividend on the shares of the capital of Compositech Canada or Compositech US shall be redistributed in equal parts among the Investors. Where the Investors receive a direct payment of dividends, each undertakes to proceed with a reallocation of the amounts received into equal parts among the Investors and as a result shall proceed to a redistribution of such amounts. The Investors undertake to distribute the shares among them immediately prior to the declaration or payment of a dividend, in order to avoid any unfavourable tax consequences against one or the other of the Investors.

     7.   Vote

          With respect to Compositech Canada, the Investors agree that the Compositech Canada shareholders agreement will at all times provide for a proportional representation of Investors on the board of directors of Compositech Canada. Given that the Investors are holders of an equal number of shares and given their intention to maintain such participation in equal numbers, each shall designate a representative to the board of directors provided that the Investors are entitled to designate three (3) representatives. This principle shall be modified where one or more of the Investors proceed to additional investments by way of share purchases, which alters their respective shareholdings. In such a case, the designation of the representatives, whether it is for three (3), four (4) or more representatives pursuant to the provisions in the Compositech Canada shareholders agreement, shall be made on a proportional basis based on the number of shares held by each of the Investors. Where the Investors have proceeded together to additional investments on a pro rata basis to their respective participation by way of share purchases, the designation of additional representatives (more than 3) shall be made by way of a common agreement among the Investors to have an equitable representation among the Investors and where appropriate, provide the opportunity to each Investor to designate an additional representative to the board of directors of Compositech Canada. For the purposes hereof, "held" means the shares deemed to be held by each Investor in equal parts plus the shares actually acquired thereafter and held by one or more of the Investors. In addition, where at any time the three (3) Investors have the right to designate less than three (3) representatives to the board of directors of Compositech Canada, the parties shall appoint their representatives by way of mutual agreement or in a proportional manner as provided for hereinabove. With respect to the board of directors and shareholders meetings of Compositech Canada, the Investors agree to vote as shareholders and to mandate their representative to vote as a director in accordance with the decision taken by the majority (51% of the voting shares held by the Investors). The Investors shall consult with each other before taking any decision.

          Notwithstanding the rules provided for hereinabove, the provisions of section 6 of the shareholders agreement with respect to Compositech Canada shall have priority and precedence over the provisions of the present paragraph.

     8.   Conversion or exchange at the discretion of the Investors

          The shares held by the Investors in the capital of Compositech Canada confer a right to exchange such shares for shares in the capital of Compositech US, the whole as provided for in the exchange agreement. Within three (3) years following execution of the Compositech Canada shareholders agreement, where an Investor wishes to proceed to an exchange of shares that it holds in the capital of Compositech Canada for shares in the capital of Compositech US, it shall provide written notice to this effect to the two (2) other Investors and shall not so proceed until all the Investors have proceeded together to the exchange of their shares or have mutually agreed to some other mechanism. In such a case or at any time, commencing from the third (3rd) year following the execution of the Compositech Canada shareholders agreement, where an Investor wishes to proceed to an exchange of shares that it holds in the capital of Compositech Canada for shares in the capital of Compositech US, the provisions provided for hereinafter shall apply.

          Upon an Investor giving notice to the others of its intention to exchange shares and therefore to redistribute the shares in order that each Investor holds an equal number of shares in the capital of Compositech Canada and in the capital of Compositech US, the following provisions shall apply:

          8.1 where each Investor is prepared to proceed with an exchange for shares in Compositech US, each Investor shall exchange its shares in the capital of Compositech Canada for shares in the capital of Compositech US according to the provisions of the exchange agreement. Consequently, with respect to the shares contemplated by the initial subscription, the three Investors shall hold an equal number of shares in the capital of Compositech US without executing any transaction among them.

          8.2 where one or more Investors do not wish to proceed to the exchange, the Investors shall proceed to an allocation among them whereby Fonds shall sell 177,697 shares in the capital of Compositech Canada to Devma and 177,698 shares in the capital of Compositech Canada to Innovatech for a price of $7.03438 per share. Simultaneously, Fonds shall purchase 177,697 shares in the capital of Compositech US from Devma and 177,698 shares in the capital of Compositech US from Innovatech at a price of $7.03438 per share.

     The parties agree that with respect to the redistribution of shares among them pursuant to any transaction contemplated herein, the value of the issued shares in the capital of Compositech Canada shall be $7.03438 per share and the value of each issued share in the capital of Compositech US and held by Devma and Innovatech shall be equal to $7.03438 per share, notwithstanding the fair market value of said shares at the date of such transaction.

     In addition, the right for an Investor to proceed to an exchange of its shares shall be subject to the right of first refusal agreed upon by each for the benefit of the other Investors and provided for in the Compositech Canada shareholders agreement.

     The parties also undertake to proceed to a redistribution and reallocation of shares held in the capital of Compositech Canada and Compositech US pursuant to any provision provided for in the Compositech Canada shareholders agreement with respect to the sale, alienation or disposition of shares and in particular, the provisions provided for in sections 15 and 20 of the shareholders agreement.

9.   Exchange at the discretion of Compositech US

     Where Compositech US exercises its right provided for in the exchange agreement to require the exchange by the Investors of their shares in the capital of Compositech Canada for shares in the capital of Compositech US, the Investors shall proceed to the exchange of shares in the capital of Compositech Canada for shares in the capital of Compositech US, the whole, according to the provisions provided for in the exchange agreement which bind the Investors to Compositech US and to the rules provided for in paragraph 0 hereinabove.

10.  Miscellaneous provisions

     With respect to dividends or other dispositions of assets, if any, any adjustments, where required, shall be made one (1) time per year, on the anniversary date of the execution of the present Agreement, unless an adjustment becomes necessary during the year, and in particular, any adjustment necessary for the reallocation of shares among the Investors to give effect to the present Agreement.

11.  Purchase of additional shares

     The present Agreement governs exclusively the holding and reallocation of shares issued upon the closing of the Compositech Canada and Compositech US transaction (initial subscription). Any acquisition of additional shares by one or more of the Investors shall be governed by the Compositech Canada shareholders agreement, subject to the exercise of the voting right provided for in paragraph 0 herein.

12.  Taxation

     Where a transaction is completed among the Investors pursuant to the present Agreement and any taxes are payable (sale or disposition of shares) and where Devma and/or Innovatech would not otherwise be taxed had the Fonds held the number of shares it should have held in the capital stock of Compositech US, Fonds undertakes and agrees to assume the entire tax liability owed by Devma and/or Innovatech and to indemnify and pay any claim for taxes that may become exigible.

     Notwithstanding the provisions of the preceding paragraph, Devma and Innovatech represent that they are not liable for tax in Canada nor in the United States on capital gains nor on dividends received from a Canadian or American corporation except for certain deductions at source for dividends paid by an American corporation to Canadian Investors. No unfavourable consequence shall be suffered or incurred by Devma or Innovatech by way of holding shares in the capital of Compositech US as provided for in the present Agreement. Each of Devma and Innovatech shall use its best efforts to inform Fonds in the shortest delays of any change in its tax status, if any, and in order to proceed to the redistribution of shares prior to the coming into force of any such change.

     For the purposes of any transaction, Devma and Innovatech shall be deemed to have held their shares in the capital of Compositech Canada commencing from the date of execution of the Compositech Canada subscription agreement and, if applicable, any tax implication created by the fact that Fonds holds securities which shall be eventually assigned and transferred to Devma and Innovatech shall be assumed entirely by Fonds and adjustments shall be made with Innovatech and Devma where necessary.

     Each of Devma and Innovatech agrees and accepts to amend the mechanism of redistribution of shares held in the capital of Compositech Canada and Compositech US in the event that a mechanism for redistributing shares held in the capital of Compositech Canada and Compositech US becomes more tax advantageous for Fonds without creating any costs or additional tax liability for Devma and/or Innovatech.

13.  Arbitration

     Any dispute or litigation that may arise in connection with the present Agreement shall be finally settled according to the rules of conciliation and arbitration of the Quebec Centre for National and International Commercial Arbitration annexed hereto as Schedule 1, at the date hereof by one or more arbitrators appointed in conformity with such rules and without recourse to any court proceedings. Any arbitration procedure required pursuant to the present shall be held at Montreal, Province of Quebec.

14.  Final provisions

     14.1 Any notice, request or communication required or permitted pursuant to the present Agreement, shall be made in writing and transmitted either by bailiff, prepaid registered mail, receipt return requested, or shall be hand delivered to the parties herein at the addresses indicated at the beginning of the present Agreement or any other address that one or the other parties may indicate to the other parties in the manner provided for herein. Any such notice shall be deemed to have been received on the day of service in the case of service by bailiff, on the 5th day following the date of mailing if sent by mail and the day of its delivery, if delivered by hand.

     14.2 This Agreement supersedes all prior agreements, whether oral or written, with respect to the subject matter hereof. This Agreement cannot be modified or amended except by instrument in writing signed by all the parties hereto.

     14.3 All copies of the present Agreement, upon signature by each of the parties, shall constitute an original. The parties elect the domicile of the District of Montreal for the purposes of the execution of the present Agreement.

     14.4 The parties undertake, within the limits of their undertakings contained herein, to sign any document, to ensure the holding of all meetings and adoption of all resolutions and by-laws, to exercise their voting rights and their influence, and to do or execute or have done or have executed all other acts that may be necessary or advisable in order to give full effect to the present Agreement.

     14.5 The present Agreement shall be binding upon the parties and shall be binding and enure to the benefit of their successors and assigns.

IN WITNESS WHEREOF, the parties have executed the present Agreement on the date and place mentioned hereinabove.

SOCIETE INNOVATECH DU               FONDS DE SOLIDARITE DES
GRAND MONTREAL                      TRAVAILLEURS DU QUEBEC (F.T.Q.)

Per:  /s/ Hubert Manseau            Per: /s/ Richard Bourget
    ----------------------------        -----------------------------


INDUSTRIES DEVMA, INC.              FONDS REGIONAL DE
                                    SOLIDARITE ILE DE
Per: /s/ Michel Beland              MONTREAL, by its general partner,
    ----------------------------    Gestion du Fonds Regional de Solidarite
                                    Ile de Montreal Inc.

Per: /s/ Pierre Laflamme            Per: /s/ Danielle Blanchard
    ----------------------------         -----------------------------

The preceding document is a translation, from French, of the original agreement reached by the parties. The undersigned hereby represent and warrant that the translation is a fair and accurate representation of the agreement between the parties.


SOCIETE INNOVATECH DU               FONDS DE SOLIDARITE DES
GRAND MONTREAL                      TRAVAILLEURS DU QUEBEC (F.T.Q.)

Per: /s/ Hubert Manseau             Per: /s/ Richard Bourget
    ----------------------------        --------------------------------


INDUSTRIES DEVMA, INC.              FONDS REGIONAL DE
                                    SOLIDARITE ILE DE
Per: /s/ Michel Beland              MONTREAL, by its general partner,
    -----------------------------   Gestion du Fonds Regional de Solidarite
                                    Ile de Montreal Inc.

Per: /s/ Pierre Laflamme            Per: /s/ Danielle Blanchard
    -----------------------------       ---------------------------------